Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among:

GENESIS HEALTHCARE LLC,

a Delaware limited liability company;

JAM ACQUISITION LLC,

a Delaware limited liability company; and

SUN HEALTHCARE GROUP, INC.,

a Delaware corporation

Dated as of June 20, 2012

Index of Defined Terms

2011 10-K	7
2011 Year-End Balance Sheet	78
ABL Financing Letter	41
Acceptable Confidentiality Agreement	78
Acquired Entities	78
Affiliate	78
Agency	63
Agreement	1
Alternative Acquisition Agreement	48
Alternative Acquisition Proposal	78
Annual Cap	56
Approval Event	63
Available Financing	59
Barclays	40
Book-Entry Shares	3
Breach	35
Burdensome Condition	53
Business Day	78
Capitalization Date	8
Change of Recommendation	47
CHOW Notices	63
Closing	2
Closing Date	2
CMS	35
Code	78
Collective Bargaining Agreement	79
Company	1
Company Common Stock	79
Company Disclosure Schedule	7
Company Equity Plans	79
Company Options	79
Company Plans	27
Company Preferred Stock	79
Company Recommendation	10
Company Restricted Shares	79
Company RSU Consideration	6
Company RSUs	79
Company SEC Documents	79
Company Securities	9
Company Stockholder Approval	10
Company Stockholders Meeting	50
Company Termination Fee	70
Confidentiality Agreement	79
Construction Projects	20

Continuing Employee	79
Contract	79
Credit Agreement	79
Credit Agreement Agent	60
DGCL	1
Dissenting Shares	5
DLLCA	1
Effective Time	2
End Date	79
Entity	80
Environmental Laws	80
Environmental Permits	80
Equity Award Documentation	8
ERISA	27
Exchange Act	80
Expense Cap	70
Facility	80
Financial Advisor	37
Financing	41
Financing Failure	80
Financing Letters	41
Financing Sources	80
Financing Termination Fee	71
GAAP	80
GE Capital	40
GECM	41
Government Correspondence	35
Government Programs	80
Governmental Authorization	80
Governmental Entity	81
Hazardous Substances	81
Healthcare Laws	81
Healthcare License	81
Healthcare Permits	81
HIPAA	82
HITECH Act	82
HSR Act	82
Improvements	18
Indemnified Party	57
Intervening Event	82
IP Rights	82
Knowledge	82
Laws	82
Lead Lenders	40

v

Leased Real Property	17
Legal Proceeding	14
Liabilities	12
Lien	82
Listed Contracts	66
Marketing Period	83
Master Lease Intercreditor Agreements	83
Material Adverse Effect	83
Material Contract	21
Material Healthcare Permits	32
Merger	1
Merger Consideration	3
Merger Sub	1
Nasdaq	11
Office Space Leases	18
Option Consideration	6
Order	25
Owned Real Property	16
Parent	1
Parent Disclosure Schedule	38
Parent Related Parties	72
Paying Agent	4
Payment Fund	4
Payoff Amount	61
Payor	84
Per Share Amount	3
Permitted Liens	16
Person	84
Pre-Acquisition Reorganization	53

Pre-Closing Directors	84
Private Programs	84
Protected Health Information	35
Proxy Statement	50
Real Estate Consent	85
Real Estate Leases	17
Real Property	17
Representatives	85
Required Approvals	63
Required Information	59
SEC	85
Securities Act	85
Specified Provision	66
Stock Certificates	3
Subsidiary	85
Superior Proposal	85
Surviving Company	1
Tax Returns	85
Taxes	85
Term Loan Financing Letter	41
Third Party Occupancy Agreement	17
TNW Covenant	63
TNW Guaranty	86
TNW Lease	86
Treasury Regulations	86
TRICARE	86
WARN Act	86
Willful Breach	86

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (as may be amended from time to time, this “Agreement”) is made and entered into as of June 20, 2012, by and among GENESIS HEALTHCARE LLC, a Delaware limited liability company (“Parent”), JAM ACQUISITION LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), and SUN HEALTHCARE GROUP, INC., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the board of directors of the Company has unanimously (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement; (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement; and (iii) resolved to recommend adoption of this Agreement by the stockholders of the Company; and

WHEREAS, the board of managers of Parent, the board of managers of Merger Sub and the sole member of Merger Sub have (i) approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (ii) approved the execution, delivery and performance of this Agreement by Parent and Merger Sub, respectively, and the consummation of the Merger and the other transactions contemplated by this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound, the parties hereto hereby agree as follows:

ARTICLE I

DESCRIPTION OF TRANSACTION

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”). By virtue of the Merger, at the Effective Time, the separate existence of Merger Sub shall cease and the Company shall continue as the surviving company in the Merger (the “Surviving Company”) and an indirect wholly-owned subsidiary of Parent.

Section 1.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Merger Sub shall vest in the Surviving Company and all debts, liabilities and duties of Merger Sub shall become the debts, liabilities and duties of the Surviving Company, all as provided under the DGCL, the DLLCA and other applicable Law.

Section 1.3 Closing; Effective Time of the Merger.

(a) The closing of the Merger and the other transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036 at 10:00 a.m., Eastern Time, on the later of (i) the second (2nd) Business Day after the satisfaction or waiver of the last of the conditions set forth in Article V to be satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) and (ii) the earlier of (A) a date during the Marketing Period to be specified by Parent on no fewer than two (2) Business Days’ notice to the Company and (B) the first (1st) Business Day following the final day of the Marketing Period, unless the parties to this Agreement otherwise agree in writing to another place and time. The date on which the Closing actually takes place is referred to as the “Closing Date.”

(b) Subject to the provisions of this Agreement, in order to effect the Merger, a certificate of merger that has been duly executed and acknowledged in accordance with, and in such form as required by, the relevant provisions of the DGCL and the DLLCA shall be filed with the Secretary of State of the State of Delaware at the Closing. The Merger shall become effective at the time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or at such other time as may be mutually determined by the parties to this Agreement and set forth in such certificate of merger (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

Section 1.4 Certificate of Incorporation; Bylaws; Directors and Officers.

(a) At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended to be read as set forth in Exhibit A and, as so amended, shall be the certificate of incorporation of the Surviving Company until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation.

(b) At the Effective Time, the bylaws of the Company, in effect immediately prior to the Effective Time, shall be amended to read as set forth on Exhibit B and, as so amended, shall be the bylaws of the Surviving Company until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Company and such bylaws.

(c) The managers of Merger Sub immediately before the Effective Time shall be the initial directors of the Surviving Company and the officers of the Company immediately before the Effective Time, and certain other officers to be identified by Parent or Merger Sub prior to the Effective Time, shall be the initial officers of the Surviving Company, in each case until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the Surviving Company as in effect from time to time.

Section 1.5 Conversion of Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company, any stockholder of the Company or any member of, or holder of an interest in, Merger Sub:

(i) any shares of Company Common Stock held in the Company’s treasury or held by the Company (other than shares of Company Common Stock that are held in a fiduciary or agency capacity and are beneficially owned by third parties) or by any wholly-owned Subsidiary of the Company immediately prior to the Effective Time shall be automatically canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any shares of Company Common Stock held by Parent, Merger Sub or any other wholly-owned Subsidiary of Parent immediately prior to the Effective Time shall be automatically canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) except as provided in clauses (i) and (ii) above and subject to Sections 1.5(b) and 1.8, each share of Company Common Stock outstanding immediately prior to the Effective Time shall be automatically converted into and shall thereafter represent the right to receive $8.50 in cash, payable without interest (the “Per Share Amount”); and

(iv) each limited liability company interest of Merger Sub outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Company.

For purposes of this Agreement, the term “Merger Consideration” means the cash payable to former stockholders of the Company pursuant to Section 1.5(a)(iii).

(b) If, during the period from the date of this Agreement through the Effective Time, any change shall occur in the outstanding shares of Company Common Stock by reason of any reclassification, recapitalization, stock split or combination, exchange, readjustment or similar transaction, or if any stock dividend shall be declared on shares of Company Common Stock and the record date for such dividend shall fall during such period, then the Per Share Amount and any other similarly dependent terms shall be appropriately adjusted to provide the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

Section 1.6 Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Common Stock outstanding immediately prior to the Effective Time, upon the cancellation or conversion thereof in accordance with Section 1.5, shall automatically be canceled and shall cease to exist, and all holders of stock certificates (“Stock Certificates”) and/or book-entry shares (“Book-Entry Shares”) representing shares of Company Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company, except the right to receive the Per Share Amount with respect to each of the shares of Company Common Stock formerly evidenced thereby as provided in Section 1.5 (or to appraisal rights as provided in Section 1.8 with respect to Dissenting Shares); and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such Stock Certificates or Book-Entry Shares shall be made on such stock transfer books after the Effective Time.

Section 1.7 Payment Fund; Surrender of Certificates and Book-Entry Shares.

(a) Prior to the Effective Time, Parent shall select a bank or trust company reasonably acceptable to the Company to act as paying agent in the Merger (the “Paying Agent”). At or prior to the Effective Time, Parent shall cause to be deposited with the Paying Agent cash sufficient to pay the aggregate Merger Consideration payable pursuant to Section 1.5(a) (the funds so deposited with the Paying Agent being referred to as the “Payment Fund”).

(b) As soon as reasonably practicable after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of shares of Company Common Stock: (i) a letter of transmittal in customary form (which shall specify that delivery of Stock Certificates and Book-Entry Shares shall be effected, and risk of loss and title to the Stock Certificates and Book-Entry Shares shall pass, in the case of Stock Certificates, upon delivery of the Stock Certificates to the Paying Agent and, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal); and (ii) customary instructions for use in effecting the surrender of Stock Certificates and Book-Entry Shares in exchange for the Per Share Amount with respect to each of the shares of Company Common Stock formerly evidenced by such Stock Certificates and Book-Entry Shares. Upon delivery to the Paying Agent of Stock Certificates, together with a validly executed letter of transmittal, and/or Book-Entry Shares, together with such evidence of surrender, if any, as the Paying Agent may reasonably request, the holders thereof shall be entitled to receive, and the Paying Agent shall pay, the Per Share Amount with respect to each of the shares of Company Common Stock formerly evidenced by such Stock Certificates and/or Book-Entry Shares, and the Stock Certificates and Book-Entry Shares so surrendered shall be canceled. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, the proper amount of cash may be paid in exchange therefor to a Person other than the Person in whose name the Stock Certificates or Book-Entry Shares so surrendered is registered if: (A) such Stock Certificate shall be properly endorsed or such Stock Certificates or Book-Entry Shares shall otherwise be in proper form for transfer; and (B) the Person requesting such payment shall either (1) pay any transfer tax required by reason of such payment, or (2) establish to the reasonable satisfaction of the Surviving Company and the Paying Agent that such transfer tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 1.7(b), each Stock Certificate and Book-Entry Share (other than Dissenting Shares) shall be deemed after the Effective Time to represent only the right to receive the Per Share Amount with respect to each of the shares of Company Common Stock formerly evidenced thereby. No interest will be paid on the Merger Consideration payable upon surrender of any Stock Certificate or Book-Entry Share.

(c) If any Stock Certificate shall have been lost, stolen or destroyed, then, notwithstanding anything to the contrary contained in Section 1.7(b), upon the making of an affidavit of that fact by the Person claiming such Stock Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Parent or the Paying Agent as indemnity against any claim that may be made against either of them or the Surviving Company with respect to such Stock Certificate, Parent shall cause the Paying Agent to pay to such Person the applicable Merger Consideration receivable with respect to the Company Common Stock formerly represented by such lost, stolen or destroyed Stock Certificate.

(d) Any portion of the Payment Fund (including the proceeds of any investments thereof) that remains undistributed to former holders of shares of Company Common Stock nine (9) months after the Effective Time shall be delivered by the Paying Agent to Parent upon demand. Any former holders of shares of Company Common Stock who have not theretofore complied with this Section 1.7 shall thereafter look only to the Surviving Company or Parent, and the Surviving Company and Parent shall thereafter be jointly liable, for payment of the Merger Consideration, in accordance with this Article I and without any interest thereon, payable with respect thereto. Notwithstanding any provision of this Agreement to the contrary, none of the Company, Parent, the Surviving Company or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Stock Certificates or Book-Entry Shares shall not have been surrendered immediately prior to the date that any unclaimed Merger Consideration would otherwise become subject to any abandoned property, escheat or similar laws, any unclaimed funds payable with respect to such Stock Certificates or Book-Entry Shares shall, to the extent permitted by applicable Law, become the property of the Surviving Company.

(e) The Paying Agent shall invest all cash included in the Payment Fund as reasonably directed by Parent. Any interest and other income resulting from such investments shall be paid to Parent upon demand. Parent and the Surviving Company shall promptly replace any funds deposited with the Paying Agent lost through any investment made pursuant to this Section 1.7(e) so as to ensure that the Payment Fund is, at all times, maintained at a level sufficient to make all payments required under this Article I. Nothing contained herein and no investment losses resulting from investment of the Payment Fund shall diminish the rights of any holder of Stock Certificates and/or Book-Entry Shares to receive Merger Consideration.

Section 1.8 Appraisal Rights. Notwithstanding anything to the contrary contained in this Agreement, shares of Company Common Stock held by a holder who is entitled to demand and has made a valid demand for appraisal of such shares in accordance, and complies in all respects, with Section 262 of the DGCL (“Dissenting Shares”) shall not be converted at the Effective Time into the right to receive Merger Consideration, but rather shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares. At the Effective Time, all Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL. Notwithstanding the foregoing, if any Dissenting Shares shall lose their status as such (through failure to perfect, waiver, effective withdrawal or otherwise), then, as of the later of the Effective Time or the date of loss of such status, each of such shares shall automatically be converted into or shall have deemed to have been, at the Effective Time, converted into, as applicable, and shall represent only the right to receive Merger Consideration in accordance with Section 1.5(a), without interest thereon, following the surrender of the Stock Certificate(s) and/or Book-Entry Shares representing such shares. The Company shall give Parent prompt notice of any written demand for appraisal pursuant to the DGCL received by the Company prior to the Effective Time and Parent shall have the right to direct all negotiations and proceedings with respect to such demands for appraisal. Prior to the Effective Time, the Company shall not make any payment, settle or offer to settle, or, in each case, agree to do any of the foregoing, with respect to any such demand without the prior written consent of Parent.

Section 1.9 Company Options; Restricted Stock Units; Restricted Shares.

(a) Company Options. Prior to the Effective Time, the Company shall cause each Company Option that is outstanding immediately prior to the Effective Time (whether vested or unvested) to be canceled and terminated and converted at the Effective Time into the right to receive a cash amount equal to the Option Consideration for each share of Company Common Stock then subject to such Company Option; and, as promptly as practicable following the Effective Time (but in any event no later than the payment date for the Company’s regularly scheduled first full payroll cycle following the Closing Date), Parent shall cause to be paid to each Person who held a Company Option immediately prior to the Effective Time, in cash, an amount, if any, equal to the Option Consideration, without interest, with respect to each share of Company Common Stock issuable under such Company Option; provided, that if the exercise price per share of any such Company Option is equal to or greater than the Per Share Amount, such Company Option shall be canceled without any cash payment being made in respect thereof. For purposes of this Agreement, “Option Consideration” means, with respect to any share of Company Common Stock issuable under a particular Company Option, the amount by which the Per Share Amount exceeds the exercise price payable under such Company Option in respect of such share of Company Common Stock.

(b) Company RSUs. Prior to the Effective Time, the Company shall cause each Company RSU that is outstanding immediately prior to the Effective Time (whether vested or unvested) to be canceled and terminated and converted at the Effective Time into the right to receive a cash amount equal to the Per Share Amount, without interest, for each share of Company Common Stock then subject to such Company RSU (such cash amount being the “Company RSU Consideration”); and, as promptly as practicable following the Effective Time (but in any event no later than the payment date for the Company’s regularly scheduled first full payroll cycle following the Closing Date), Parent shall cause to be paid to each Person who held a Company RSU immediately prior to the Effective Time, in cash, an amount equal to the Company RSU Consideration with respect to each share of Company Common Stock issuable under such Company RSU; provided that payment for any Company RSUs issued under the Company’s Non-Employee Directors Stock-for-Fees Program held by a member of the board of directors of the Company who does not incur a “separation from service” within the meaning of Section 409A of the Code at or immediately following the Effective Time shall not be made at such time and shall instead be made on or within sixty (60) days following the first to occur of (i) the director’s separation from service or (ii) the fifth (5th) anniversary of the date such Company RSUs were credited to the director.

(c) Company Restricted Shares. Prior to the Effective Time, the Company shall cause each Company Restricted Share to be fully vested immediately prior to the Effective Time.

(d) Termination of Company Equity Plans. Conditional upon the Closing, the Company shall take all appropriate or necessary steps to effect the termination of each Company Equity Plan as of the Effective Time, so that as of the Effective Time, there shall be no outstanding Company Equity Plans, Company Options or Company RSUs (other than the rights to receive the cash payments contemplated by this Section 1.9) and the Company Restricted Shares shall be treated as contemplated by Section 1.5.

Section 1.10 Withholding. Each of the Paying Agent, Parent, the Company and the Surviving Company shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement such amounts as the Paying Agent, Parent, the Company or the Surviving Company is required to deduct and withhold from such consideration under the Code, the Treasury Regulations or any corresponding provision of applicable Tax Law (including any state, local, or foreign Tax Law). Each of the Paying Agent, Parent, the Company and the Surviving Company shall take all action that may be necessary to ensure that any such amounts so withheld are promptly and properly remitted to the appropriate Governmental Entity. Any amounts so deducted and withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 1.11 Subsequent Actions. If at any time after the Effective Time, the Surviving Company shall determine that any actions are necessary or desirable to vest, perfect or confirm or record or otherwise in the Surviving Company as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Company shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that, except as set forth (i) in the Company’s annual report on Form 10-K for the fiscal year 2011 (the “2011 10-K”), quarterly reports on Form 10-Q and current reports on Form 8-K, in each case, filed from the date of the filing of the 2011 10-K to the date of this Agreement (excluding (a) any risk factor or forward-looking disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or other statements that are similarly non-specific and predictive, cautionary or forward-looking in nature and (b) exhibits to such documents); provided, that this clause (i) shall not apply to Sections 2.1, 2.2, 2.3, 2.4, 2.5, 2.22, 2.23, 2.24, 2.25, 2.26, 2.27 or 2.28, or (ii) in the disclosure schedule delivered to Parent on the date of this Agreement (the “Company Disclosure Schedule”) (it being understood that any information set forth on any schedule of the Company Disclosure Schedule shall be deemed to apply and qualify the section or subsection of Article II to which it corresponds in number and each other section or subsection of Article II to the extent that it is reasonably apparent on its face that such information is relevant to such other section or subsection):

Section 2.1 Due Organization and Good Standing. The Company has been duly organized and is validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets, and to conduct its business in the manner in which its business is currently being conducted. Each of the Company’s Subsidiaries has been duly organized and is validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation (or similar concept) and has all requisite corporate, limited liability company or similar power and authority to own, lease and operate its properties and assets, and to conduct its business in the manner in which its business is currently being conducted, except in each case where any such failure has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation or other Entity, and is in good standing, under the Laws of the jurisdictions where the nature of its business or the character of the properties owned or leased requires such qualification, except where the failure to so qualify has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 2.2 Charter Documents. The Company has delivered or made available to Parent true and complete copies of the certificate of incorporation and bylaws (or similar governing documents) of the Company and each of its Subsidiaries, in each case as amended through the date of this Agreement (other than the governing documents for non-operating Subsidiaries that together have assets of less than $500,000 in the aggregate), and each such instrument is in full force and effect. Neither the Company nor any of its Subsidiaries is in violation in any material respect of its organizational or governing documents.

Section 2.3 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of: (i) 41,666,667 shares of Company Common Stock, of which (A) 25,535,101 shares had been issued and were outstanding as of June 18, 2012 (the “Capitalization Date”) and (B) no shares were held by the Company in its treasury as of the Capitalization Date; and (ii) 3,333,333 shares of Company Preferred Stock, of which no shares are issued or outstanding or are held by the Company in its treasury.

(b) As of the Capitalization Date: (i) 1,109,247 shares of Company Common Stock are subject to issuance pursuant to outstanding Company Options; (ii) 1,354,651 shares of Company Common Stock are subject to issuance pursuant to outstanding Company RSUs; (iii) 195,400 shares of Company Common Stock are Company Restricted Shares; and (iv) 2,193,415 shares of Company Common Stock are reserved for future issuance pursuant to the Company Equity Plans. The Company has delivered or made available to Parent true and complete copies of the Company Equity Plans and the forms of stock option, restricted stock unit and restricted share agreements evidencing the Company Options, Company RSUs and Company Restricted Shares, respectively (together, the “Equity Award Documentation”). Section 2.3(b) of the Company Disclosure Schedule sets forth a true and complete list of the outstanding Company Options, Company Restricted Shares and Company RSUs as of the

Capitalization Date, including (to the extent applicable) the date on which each such Company Option, Company Restricted Share or Company RSU was granted, the number of shares of Company Common Stock subject to such Company Option, Company Restricted Share or Company RSU, the expiration date of such Company Option, Company Restricted Share or Company RSU and the price at which such Company Option may be exercised under the applicable Equity Award Documentation.

(c) All of the issued and outstanding shares of Company Common Stock have been, and all shares of Company Common Stock that may be issued pursuant to the Company Options, the Company RSUs and the Company Equity Plans will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, and are (or in the case of shares of Company Common Stock not yet issued, will be) fully paid and nonassessable and free of preemptive rights. Except as described in Section 2.3(a), Section 2.3(b) and Section 2.3(d) in the case of Subsidiaries of the Company, and except for changes since the close of business on the Capitalization Date resulting from the exercise of Company Options or the vesting of Company RSUs, as of the date of this Agreement, there are no: (i) shares of capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries, (ii) outstanding subscriptions, options, calls, warrants, rights, commitments or agreements to acquire or that obligate the Company or any of its Subsidiaries to issue any shares of the capital stock or other equity securities or voting interests of the Company or any of its Subsidiaries; (iii) restricted shares, stock appreciation rights, redemption rights, repurchase rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of the Company or any of its Subsidiaries or other equity equivalent or equity-based awards or rights; or (iv) outstanding securities, instruments or obligations of the Company or any of its Subsidiaries that are or may become convertible into or exchangeable for any shares of the capital stock or other equity security or voting interest of the Company or any of its Subsidiaries (the items in clauses (i) through (iv), collectively, the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, other than pursuant to the Equity Award Documentation. Neither the Company nor any of its Subsidiaries is a party to any agreement restricting the transfer of, relating to the voting of, requiring registration of, or granting any antidilutive rights, rights of first refusal or preemptive rights of any kind which obligate the Company or any of its Subsidiaries to issue or deliver any Company Securities or other similar rights with respect to any Company Securities, other than pursuant to the Equity Award Documentation.

(d) Section 2.3(d) of the Company Disclosure Schedule sets forth a true and complete list of each Subsidiary of the Company, including its jurisdiction of incorporation or formation (or similar concept), and, if not wholly-owned, directly or indirectly, by the Company, its issued and outstanding capital stock and ownership information with respect to its capital stock. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it or any of its Subsidiaries under any obligation to form or participate in, provide funds to or make any loan, capital contribution, guarantee, credit enhancement or other investment in, any Person. All of the outstanding shares of capital stock or other equity interests of each of the Company’s Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable and free of preemptive rights, and are wholly owned beneficially and of record by the Company or a Subsidiary of the Company, free and clear of any Liens other than Permitted Liens.

(e) The Company does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

Section 2.4 Authority; Binding Nature of Agreement. The Company has the requisite corporate power and authority to enter into and deliver and perform its obligations under this Agreement and, subject only to adoption of this Agreement by the holders of a majority of the shares of Company Common Stock outstanding on the record date established for the Company Stockholders Meeting (the “Company Stockholder Approval”), to consummate the Merger and the other transactions contemplated by this Agreement. At a meeting duly called and held, the board of directors of the Company has unanimously adopted resolutions (a) declaring it advisable for the Company to enter into this Agreement and approving the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement and (b) directing that the adoption of this Agreement be submitted to the stockholders of the Company for their consideration at the Company Stockholders Meeting and recommending that the stockholders of the Company adopt this Agreement (such resolutions, the “Company Recommendation”), and, as of the date of this Agreement, such resolutions have not been subsequently rescinded, modified or withdrawn in any way. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement, the performance by the Company of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement other than, with respect to the Merger, the Company Stockholder Approval and the filing of the certificate of merger as required by the DGCL and the DLLCA. This Agreement has been duly and validly executed and delivered on behalf of the Company and, assuming the due authorization, execution and delivery of this Agreement on behalf of Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to: (i) Laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and other Laws affecting creditors’ rights generally; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

Section 2.5 Non-Contravention; Consents.

(a) Except, in the case of clauses (ii) and (iii), for violations and defaults that have not or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and would not materially and adversely affect the Company’s ability to consummate the Merger, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement will not: (i) contravene, conflict with, or result in any violation or breach of any of the provisions of the certificate of incorporation or bylaws or equivalent organizational documents of any of the Acquired Entities; (ii) assuming the receipt of the

Company Stockholder Approval and assuming that any required filings, notices, consents or approvals are made or obtained under the Exchange Act, the DGCL, the DLLCA, the HSR Act, state securities or blue sky laws, or the rules and regulations of the Nasdaq Global Select Market (“Nasdaq”), or any Healthcare Permits, Healthcare Licenses or Healthcare Laws, contravene, conflict with, or result in any violation or breach of any Law applicable to any of the Acquired Entities; or (iii) assuming the receipt of the Company Stockholder Approval and assuming that any required filings, notices, consents or approvals are made or obtained under the Exchange Act, the DGCL, the DLLCA, the HSR Act, state securities or blue sky laws, or the rules and regulations of Nasdaq, or any Healthcare Permits, Healthcare Licenses or Healthcare Laws, require the consent, approval or authorization of, or notice to or filing with any third party with respect to, result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the Company or any of its Subsidiaries, or result in the creation of a Lien on any asset of the Company or any of its Subsidiaries under, any loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets are bound.

(b) Except as may be required under the Exchange Act, the DGCL, the DLLCA, the HSR Act, state securities or blue sky laws, or the rules and regulations of Nasdaq, or any Healthcare Permits, Healthcare Licenses or Healthcare Laws, none of the Acquired Entities is required to make any filing with or give any notice to, or to obtain any consent or approval from, any Governmental Entity at or prior to the Closing in connection with the execution and delivery of this Agreement by the Company or the performance and consummation by the Company of the transactions contemplated by this Agreement, except where the failure to make any such filing, give any such notice or obtain any such consent or approval would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or would not materially and adversely affect the Company’s ability to consummate the Merger.

Section 2.6 SEC Filings; Financial Statements; Undisclosed Liabilities.

(a) The Company has filed with or furnished to the SEC on a timely basis all Company SEC Documents required to be filed with or furnished to the SEC by the Company. As of the time it was filed with or furnished to the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be), each as in effect on the date such Company SEC Document was filed; and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents. True and correct copies of all Company SEC Documents filed or furnished prior to the date of this Agreement have been furnished to Parent or are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. None of the Company’s Subsidiaries is required to file or furnish any forms, reports or other documents with the SEC.

(b) The consolidated financial statements (including any related notes) contained (or incorporated by reference) in the Company SEC Documents: (i) complied as to form in all material respects with accounting requirements and the published rules and regulations of the SEC applicable thereto; and (ii) fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as at the respective dates thereof and the consolidated results of operations and cash flows of the Company and its Subsidiaries for the respective periods covered thereby in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and in the case of unaudited statements, subject to the absence of notes not required by GAAP and normal year-end adjustments).

(c) None of the Acquired Entities has any liabilities, indebtedness, commitments or obligations of any nature, whether accrued, absolute, contingent or otherwise, or due or to become due, whether or not required to be recorded or reflected on a balance sheet under GAAP (“Liabilities”), except for: (i) Liabilities accrued or disclosed in the financial statements (including any related notes) contained in the 2011 10-K; (ii) Liabilities incurred since December 31, 2011 in the ordinary course of business and consistent with past practice; (iii) Liabilities incurred in connection with this Agreement and the transactions contemplated by this Agreement; and (iv) Liabilities which are not material to the Company and its Subsidiaries taken as a whole.

(d) The Company has established and maintains a system of internal control over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) of the Exchange Act) which is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the board of directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries. The Company has established and maintains a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) designed to ensure that information required to be disclosed by the Company in the Company SEC Documents is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. The Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company’s board of directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. A summary of any of these disclosures made by management to the Company’s auditors and audit committee is set forth as Section 2.6(d) of the Company Disclosure Schedule. Based on the Company’s management’s most recently completed evaluation of the Company’s internal control over financial reporting, the Company does not have any Knowledge of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial data.

(e) Since January 1, 2010, (i) none of the Company’s “named executive officers” (as defined by Item 402 of Regulation S-K under the Exchange Act), nor, to the Company’s Knowledge, any other employee or Representative of the Company or any of its Subsidiaries, has received any bona fide, substantive complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any bona fide, substantive complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, other than billing inquiries or complaints made in the ordinary course of business, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its representatives to the Company’s board of directors or any committee thereof or to the Company’s chief legal officer or chief executive officer.

(f) Since January 1, 2010, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor are there any proposed transactions as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

(g) The Company is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act of 2002, as amended, and (ii) the rules and regulations of Nasdaq, in each case, that are applicable to the Company.

Section 2.7 Absence of Certain Changes. Since December 31, 2011 through the date of this Agreement:

(a) the Company and its Subsidiaries have conducted their respective businesses in all material respects only in accordance with the ordinary course of such businesses, consistent with past practices;

(b) no event, change, circumstance, development, occurrence, condition, effect or state of facts that has occurred has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and

(c) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would require Parent’s consent under Section 4.1.

Section 2.8 IP Rights.

(a) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Acquired Entities own, or have valid rights to use, all IP Rights that are being used in, or are necessary for, the conduct of their businesses in the manner in which they are currently being conducted.

(b) Section 2.8(b) of the Company Disclosure Schedule sets forth a complete list of all (i) issued patents and patent applications, (ii) trademark registrations and applications, domain names and material unregistered trademarks and (iii) copyright registrations and applications and unregistered copyrights in software material to the conduct of the businesses of the Acquired Entities, in each case which is owned by the Acquired Entities in any jurisdiction in the world. The Acquired Entities are the sole and exclusive beneficial and, with respect to applications and registrations (including patents), record owners of all of the IP Rights set forth in Section 2.8(b) of the Company Disclosure Schedule. All registered trademarks, registered service marks, patents and registered copyrights owned by the Acquired Entities are valid, subsisting, and to the Knowledge of the Company, enforceable.

(c) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) the conduct of the businesses of the Acquired Entities, including any product or service marketed or sold by the Company or any of the other Acquired Entities, has not infringed, misappropriated or otherwise violated, and does not infringe, misappropriate or otherwise violate, any IP Rights owned by any other Person; (ii) no Person is infringing, misappropriating or otherwise violating any IP Rights owned by the Acquired Entities; and (iii) the Acquired Entities have taken commercially reasonable steps to protect their IP Rights and to maintain the confidentiality of their trade secrets. No lawsuit, court action or other court proceeding (“Legal Proceeding”) or other claim is pending (or, to the Knowledge of the Company, is being threatened) or in the past three (3) years was pending (or, to the Knowledge of the Company, threatened), (x) against any of the Acquired Entities that is based upon any claim that any of the Acquired Entities is or was infringing any IP Rights owned by any other Person or challenging the validity, enforceability or ownership of, or the right to use, any IP Rights owned by any of the Acquired Entities or (y) by any of the Acquired Entities against any other Person that is or was based upon any claim that another Person is infringing any IP Rights owned by the Acquired Entities.

(d) The Acquired Entities take commercially reasonable measures to ensure that personal information collected, used, or held for use by or on behalf of the Acquired Entities in the conduct of their businesses is protected against unauthorized access, use, modification, or other misuse. The Acquired Entities also take commercially reasonable measures to ensure the confidentiality, integrity and availability of all such information in electronic format and protect against reasonably anticipated threats or hazards to the security of such information and the unauthorized use or disclosure of such information.

(e) Section 2.8(e) of the Company Disclosure Schedule sets forth a true and complete list of all Contracts for material software used or held for use in the business of the Acquired Entities (other than commercially available shrink-wrap or off-the-shelf software that has an acquisition price of less than $50,000 per unit or $100,000 per year). With respect to the use of software in the businesses of the Acquired Entities, (i) no future capital expenditures are necessary with respect to such use other than capital expenditures in the ordinary course of business consistent with the past practice of the Acquired Entities, and (ii) the Acquired Entities have not experienced any material defects in such software, including any material error or omission in the processing of any transactions other than defects which have been corrected. During the three (3) years prior to the date of this Agreement, (x) there have been no material security breaches in the Acquired Entities’ information technology systems, and (y) there have been no disruptions in any of the Acquired Entities’ information technology systems that materially adversely affected the Acquired Entities’ businesses or operations. The Company and its Subsidiaries have evaluated their disaster recovery and backup needs and have implemented plans and systems that commercially reasonably address their assessment of risk. With respect to the software used or held for use in the businesses of the Acquired Entities, to the Knowledge of the Company, (A) no such software contains any device or feature designed to disrupt, disable, or otherwise impair the functioning of any software, (B) the Acquired Entities have not delivered, licensed or made available, and the Acquired Entities have no duty or obligation (whether present, contingent, or otherwise) to deliver, license or make available, the source code for any such software owned by the Acquired Entities to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of an Acquired Entity, and (C) no such software owned by the Acquired Entities is subject to the terms of any “open source” or other similar license that provides for any source code of such software to be disclosed, licensed, publicly distributed or dedicated to the public.

(f) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of or payment of any additional amounts (other than those amounts that would be payable had the consummation of the transactions contemplated by this Agreement not taken place) with respect to, nor require the consent of any other Person in respect of, the Acquired Entities’ right to own, use or hold for use any of the IP Rights owned, used or held for use in the conduct of their businesses.

Section 2.9 Title to Assets; Real Property.

(a) The Acquired Entities own, and have good and valid title to, or valid leasehold or contractual rights to (i) the Real Property and (ii) all tangible assets reflected on the 2011 Year-End Balance Sheet (except for tangible assets sold, used or disposed of in the ordinary course of business since December 31, 2011, which sales, use or dispositions would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect), including the furniture, fixtures and equipment located on the Real Property, free and clear of any Liens, except that such Real Property and tangible assets may be subject to: (A) Liens for

Taxes not yet due and payable; (B) Liens or imperfections of title that have arisen in the ordinary course of business, which Liens or imperfections of title do not materially detract from the value, or otherwise materially interfere with the present use, of such Real Property or tangible assets; (C) Liens or imperfections of title relating to liabilities reflected, or adequately reserved against, in the financial statements (including any related notes) contained in the Company SEC Documents publicly filed prior to the date of this Agreement; (D) Liens granted pursuant to the requirements of the Credit Agreement; (E) with respect to the Real Property, (x) Liens in favor of landlords and prime landlords as set forth in the Real Estate Leases or security/collateral documents executed in accordance with the requirements of the Real Estate Leases (true and complete copies of which security/collateral documents have been made available to Parent) and (y) zoning, building, or other restrictions, variances, covenants, restrictive covenants, declarations, rights of way, encumbrances, encroachments, easements and minor irregularities or defects in title, none of which, individually or in the aggregate, (1) interfere in any material respect with the present use of or occupancy of the affected Real Property by the Company, its Subsidiaries or the residents of the Facilities, (2) have more than an immaterial effect on the value to the Company and its Subsidiaries of such Real Property or the use by the Company and its Subsidiaries of such Real Property or (3) would impair the ability of the Company and its Subsidiaries to transfer their ownership and/or leasehold interest in such Real Property; and (F) such other Liens as do not materially detract from the value, or otherwise materially interfere with the present use, of any of the Company’s or its Subsidiaries’ fee or leasehold interest in such Real Property or otherwise materially impair the Company’s or any of its Subsidiaries’ business operations (collectively, “Permitted Liens”).

(b) Section 2.9(b) of the Company Disclosure Schedule (which section shall be updated on the Closing Date by the Company, which update shall not cure any breach of, or inaccuracy in, this Section 2.9(b) or Section 2.9(b) of the Company Disclosure Schedule as of the date of this Agreement) contains, as of the date of this Agreement, a complete and correct list of all real property owned in whole or in part by the Company or its Subsidiaries, it being understood that such owned property shall include properties with Facilities located thereon, undeveloped real property as to which there is no present intent by the Company or any of its Subsidiaries to develop a Facility thereon and undeveloped real property as to which the Company and its Subsidiaries has a present intent to develop one or more Facilities thereon (such real property and any Improvements thereon, the “Owned Real Property”), and sets forth the (i) fee owner, street address, city and state of the Owned Real Property and, if applicable, the name of any Facility located, or anticipated to be located, thereon, (ii) if applicable, (A) the number of licensed beds with respect to each Facility located on the Owned Real Property, (B) the type of Healthcare License(s) held by the Company or its Subsidiaries at each Facility located on such Owned Real Property and (C) the name of any co-owner of any such Owned Real Property and such party’s interest therein and (iii) a complete and correct list of any portion of the Owned Real Property that is subject to a Third Party Occupancy Agreement (as defined below), including, with respect to each such Third Party Occupancy Agreement, the current rent amounts payable by any such third Person with respect thereto, the expiration date thereof and the terms of any unexercised renewal options thereunder.

(c) Except with respect to office space leased, subleased, sub-subleased, licensed or otherwise occupied by the Company or its Subsidiaries under an Office Space Lease (as defined below), Section 2.9(c) of the Company Disclosure Schedule (which section shall be updated on the Closing Date by the Company, which update shall not cure any breach of, or inaccuracy in, this Section 2.9(c) or Section 2.9(c) of the Company Disclosure Schedule as of the date of this Agreement) contains, as of the date of this Agreement, a true and complete list of the names of the fee owners, landlords, tenants, subtenants and sub-subtenants, as applicable, of all real property leased, subleased, sub-subleased, licensed or otherwise occupied by the Company and its Subsidiaries, as applicable (collectively, including the Improvements thereon, the “Leased Real Property” and together with the Owned Real Property, the “Real Property”), sets forth a description of any and all leases, subleases, sub-subleases, licenses and purchase options to which the Company and its Subsidiaries are parties with respect thereto (collectively, the “Real Estate Leases”) and further sets forth, with respect to each Leased Real Property:

(i) the street address of such Leased Real Property and the name of the related Facility located thereon;

(ii) with respect to each Facility located on such Leased Real Property, (A) the number of licensed beds, (B) the minimum number of beds required to be licensed pursuant to the applicable Real Estate Lease, and (C) the type of Healthcare License(s) held by the Company or its Subsidiaries at each Facility located on such Leased Real Property;

(iii)(A) which, if any, Facility located on such Leased Real Property is (x) closed for operation or (y) further subleased or sub-subleased by the Company or any of its Subsidiaries to a non-Affiliate thereof, or subject to any other agreement, pursuant to which any non-Affiliate provides healthcare services to the residents of the Facility or other parties located in such Facility (each a “Third Party Occupancy Agreement”) and (B) a description of any such Third Party Occupancy Agreement including the name of the third Person which is the counterparty thereunder, the amount of space demised pursuant to any such agreement (but only if the Company has Knowledge with respect thereto), the current rent amounts payable by any such third Person, the expiration date and the terms of any unexercised renewal options thereunder;

(iv) the expiration date of the Real Estate Leases to which the Company or any of its Subsidiaries is a party and the terms of any unexercised renewal options thereunder, including the number of remaining renewal options, the notice requirements thereunder and the applicable renewal rent pursuant to such renewal option;

(v) the total annual base rent payable by the Company and its Subsidiaries under the applicable Real Estate Lease;

(vi) whether, to the Knowledge of the Company, such Leased Real Property is subject to (A) any financing from the U.S. Department of Housing and Urban Development or (B) any landlord financing, which requires a lender’s consent for the Merger; and

(vii) a description of any purchase option, right of first refusal, right of first opportunity or other purchase rights granted to the Company and its Subsidiaries thereunder.

(d) To the Knowledge of the Company, there are no facts or conditions affecting any of the buildings, structures, fixtures and improvements (the “Improvements”) located on any parcel of Real Property that, in the aggregate, would reasonably be expected to materially interfere with the Company and/or its Subsidiaries current use, occupancy or operation thereof. All Improvements on the Real Property have received all material approvals of each Governmental Entity (including certificates of occupancy, Healthcare Permits or Healthcare Licenses) required in connection with the operation thereof by the Company and its Subsidiaries, and neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity threatening or contemplating modification, cancellation or non-renewal of any such certificates of occupancy, the effect of which is material to such Real Property.

(e) Section 2.9(e) of the Company Disclosure Schedule (which section shall be updated on the Closing Date by the Company, which update shall not cure any breach of, or inaccuracy in, this Section 2.9(e) or Section 2.9(e) of the Company Disclosure Schedule as of the date of this Agreement) contains, as of the date of this Agreement, a true and complete list of all material leases, subleases, sub-subleases, licenses and purchase options to which the Company or any of its Subsidiaries is a party with respect to the offices of the Company or any of its Subsidiaries (collectively, the “Office Space Leases”), including the names of the landlords, tenants, subtenants and sub-subtenants, as applicable, under the Office Space Leases and further sets forth:

(i) the address of each office covered by Office Space Leases;

(ii) the expiration date of the Office Space Leases and the terms of any unexercised renewal options thereunder, including the number of remaining renewal options, the notice requirements thereunder and the applicable renewal rent pursuant to such renewal option;

(iii) the total annual base rent payable by the Company and its Subsidiaries under each Office Space Lease; and

(iv) a description of any purchase option, right of first refusal, right of first opportunity or other purchase rights granted to the Company and its Subsidiaries under each Office Space Lease.

For purposes of this Section 2.9(e), a lease, sublease, sub-sublease, license or purchase option shall be considered “material” if the aggregate rent payable for the property subject thereto is in excess of $50,000 per annum.

(f) True and complete copies of all Real Estate Leases, Office Space Leases and Third Party Occupancy Agreements (including all modifications, amendments, supplements, waivers and side letters thereto) have been made available to Parent. True and complete copies of all ground leases, over-leases and prime leases relating to the Leased Real

Property (including all modifications, amendments, supplements, waivers and side letters thereto) in the possession of Company and its Subsidiaries have been made available to Parent and, to the Knowledge of the Company, such deliverables comprise all ground leases, over-leases or prime leases relating to the Leased Real Property (including all modifications, amendments, supplements, waivers and side letters thereto). Section 2.9(f) of the Company Disclosure Schedule sets forth a true and complete list of any rights the Company or any of its Subsidiaries have to any properties located adjacent to the Real Property, including any parking rights. The Real Property constitutes all interests in real property currently used or currently held for use by the Company and/or its Subsidiaries in connection with the operation of the Facilities.

(g) Each Real Estate Lease (i) is in full force and effect and constitutes the valid and legally binding obligation of the Company or its Subsidiary which is a party thereto, as applicable, enforceable in accordance with its terms, subject to: (A) Laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and other Laws affecting creditors’ rights generally; and (B) rules of law governing specific performance, injunctive relief and other equitable remedies, (ii) has not been amended or modified except as reflected in the modifications, amendments, supplements, waivers and side letters thereto made available to Parent and (iii) other than in the case of the Third Party Occupancy Agreements and any Permitted Liens granted under the terms of any of the Real Estate Leases, has not been assigned in any manner by the Company or any of its Subsidiaries.

(h) No event of default by (i) the Company or any of its Subsidiaries or (ii) to the Knowledge of the Company, any landlord or sub-landlord, as applicable, presently exists under any Real Estate Lease. Neither the Company nor any of its Subsidiaries has received notice of default under any Real Estate Lease. To the Knowledge of the Company, no event has occurred that, with the giving of notice or the passage of time, or both, would constitute an event of default under any Real Estate Lease by (x) the Company or any of its Subsidiaries (as tenant, subtenant or sub-subtenant, as applicable) or (y) any landlord or sub-landlord, as applicable.

(i) Except as provided in the Real Estate Leases, there are no outstanding Contracts granted by the Company or any of its Subsidiaries to any third Person to purchase or lease any Leased Real Property or Facility, or any portion thereof or interest therein.

(j) There are no pending, nor, to the Knowledge of the Company, threatened, proceedings, litigation or administrative actions regarding condemnation or eminent domain with respect to any of the Real Property. There are no pending proceedings initiated by or on behalf of the Company or any of its Subsidiaries to change or redefine the zoning or land use classification or all or any portion of any Facility and neither the Company nor any of its Subsidiaries has received written notice of, and, to the Knowledge of the Company, there is no proposed proceeding of such kind.

(k) Neither the Company nor any of its Subsidiaries has received any written notice which remains uncured as of the date of this Agreement that the Real Property violates any Law, the effect of which is material to such Real Property.

(l) To the Knowledge of the Company, each Real Estate Lease covers the entire estate it purports to cover, and, subject to securing the Real Estate Consents, upon the consummation of the transactions contemplated by this Agreement, will entitle the Surviving Company to the exclusive use (subject to the terms of the respective Real Estate Leases and to any Third Party Occupancy Agreement in effect with respect to the Leased Real Property), occupancy and possession of the premises specified in the Real Estate Leases for the purpose specified in the Real Estate Leases. Neither the Company nor any of its Subsidiaries has received any written notice which remains outstanding as of the date of this Agreement that the use provided for in any of the Real Estate Leases is prohibited by any Lien or Law.

(m) With respect to each Real Estate Lease and each Office Space Lease:

(i) Subject to obtaining the Real Estate Consents, the transactions contemplated by this Agreement (A) do not require the consent of any Person with respect to any Real Estate Lease or any Office Space Lease (including any landlord or sub-landlord, as applicable), (B) will not result in a breach of or default under such Real Estate Lease or any Office Space Lease that will not be cured if the Company is able to secure the Real Estate Consents, or (C) otherwise will not cause such Real Estate Lease or any Office Space Lease to cease to be in full force and effect on substantially identical terms following the Closing subject to any modifications thereto that may be required under the terms of the Real Estate Consents, including, but not limited to, any modifications that may be required as a result of the Merger;

(ii) no security deposit or portion thereof deposited under such Real Estate Lease or any Office Space Lease has been applied in respect of a breach or default under such Real Estate Lease or any Office Space Lease which has not (A) if and as required by the applicable landlord, been redeposited in full or (B) been disclosed to Parent in writing; and

(iii) neither the Company nor any of its Subsidiaries holds a contractual right or obligation to purchase or acquire any material real estate interest.

(n) The Company has not received any written notice that remains outstanding as of the date of this Agreement that the current use and occupancy of the Real Property and the Improvements thereon are in violation of any of the recorded covenants, conditions, restrictions, reservations, easements or agreements applicable to such Real Property.

(o) The Company has made available to Parent capital budgets reflecting with material accuracy any renovation, capital improvement or construction project (i) currently being performed at any Real Property, the budgeted cost of which to complete is in excess of $250,000 (the “Construction Projects”); (ii) in the case of the Leased Real Property, currently required to be performed pursuant to the Real Estate Leases or by any Person with an interest in, or otherwise entitled to request that work be performed at, the Leased Real Property; or (iii) in the case of the Leased Real Property, currently requested to be performed in writing delivered to either the Company or any of its Subsidiaries by any landlord or sub-landlord, as applicable, or by any Person with an interest in, or otherwise entitled to request that work be performed at, the Leased Real Property (including any lender). Neither the Company nor any of its Subsidiaries has received written notice of material default by any of them of any obligation with respect to the Construction Projects and, to the Knowledge of the Company, the general contractors obligated to complete any of the Construction Projects are not in default with respect to such obligations. Neither the Company nor any of its Subsidiaries has received written notice of, nor to the Knowledge of the Company has a request or demand been otherwise made for, any such Person to undertake renovations, repairs or construction work at any Facility and, if applicable, pursuant to a Real Estate Lease.

(p) To the Company’s Knowledge, neither the Company nor any of its Subsidiaries is required to lease or reserve any unit or bedroom in any Facility as an affordable housing unit or bedroom or for low or moderate income residents pursuant to a presently existing agreement, license, governmental approval or Law other than Laws prohibiting the discrimination against residents based on their payor status.

(q) Other than in connection with the transactions contemplated by this Agreement, there is not now pending nor, to the Knowledge of the Company, contemplated, any reassessment of any parcel included in the Real Property that would result in a material change in the Taxes, assessments, rent, additional rent or other sums and charges payable under any agreement to which the Company or any Subsidiary is a party relating to the Real Property. There are no public improvements in progress or, to the Knowledge of the Company, proposed, that to the Knowledge of the Company will result in material special assessments against any of the Leased Real Property.

(r) Section 2.9(r) of the Company Disclosure Schedule sets forth a true and complete list of unimplemented certificates of need and banked beds for each Facility leased, owned or operated by the Company or any of its Subsidiaries.

(s) All furniture, fixtures, equipment and other personal property used by, or in the possession of, the Company and its Subsidiaries, is either owned by the Company or a Subsidiary thereof, or leased by any such party pursuant to a Real Estate Lease, Office Space Lease or another third party lease entered into by the Company and its Subsidiaries in the ordinary course of business.

Section 2.10 Contracts.

(a) For purposes of this Agreement, a “Material Contract” shall mean each of the following Contracts to which the Company or any of its Subsidiaries is a party or by which it or its assets is bound (in each case, other than any Company Plan):

(i) any “material contract” (as such term is defined in Item 601(b)(10) of SEC Regulation S-K) with respect to the Company or its Subsidiaries (whether or not filed by the Company with the SEC);

(ii) Contracts to which a Person other than the Company or any of its Subsidiaries is a party with respect to a joint venture, partnership, limited liability company or other similar agreement or arrangement, related to the formation, creation, operation, management or control of any partnership or joint venture (other than immaterial ancillary Contracts related thereto or intercompany arrangements);

(iii) Contracts that relate to indebtedness for borrowed money, the deferred purchase price of property or service other than trade payables incurred in the ordinary course of business consistent with past practice, any credit agreement, note, bond, mortgage, debenture or other similar instrument, any letter of credit or similar facilities, any agreement evidencing financial hedging or similar trading activities any obligation to purchase, redeem, retire, defease or otherwise acquire for value any capital stock or any warrants, rights or options to acquire such capital stock, or any guarantee with respect to an obligation of any other Person, that are in effect on the date of this Agreement and would reasonably be expected to result in annual payments by the Company or any of its Subsidiaries in excess of $50,000 individually;

(iv) Contracts that relate to an acquisition, divestiture, merger or similar transaction that contain representations, covenants, indemnities or other obligations (including payment, indemnification, “earn-out” or other contingent obligations) of the Company or any of its Subsidiaries, that are in effect on the date of this Agreement;

(v) Contracts that, other than an acquisition subject to Section 2.10(a)(iv), obligate the Company or any of its Subsidiaries to make any capital commitment or expenditure (including pursuant to any joint venture) in excess of $250,000 individually and that are not terminable by the Company or its Subsidiaries upon ninety (90) days’ notice or less without penalty or liability to the Company or its Subsidiaries;

(vi) Contracts that prohibit, limit or restrict the payment of dividends or distributions in respect of the Company Securities or otherwise, prohibit, limit or restrict the pledging of the Company Securities or prohibit, limit or restrict the issuance of guarantees by the Company or any of its Subsidiaries;

(vii) Contracts containing any covenant limiting or prohibiting the right of any Person (A) to engage in any line of business or conduct business in any geographic area, (B) to distribute or offer any products or services, or (C) to compete with any other Person in any line of business or in any geographic area or levying a fine, charge or other payment for doing any of the foregoing, in each case other than (x) such Contracts entered into in the ordinary course of business or (y) non-compete or non-solicitation Contracts with employees of the Company or any of its Subsidiaries;

(viii) Contracts which grant any exclusive rights, right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of any Acquired Entity;

(ix) Contracts that would reasonably be expected to involve payments by the Company and its Subsidiaries in excess of (A) $3,000,000 during the twelve (12) month period after the date of this Agreement or (B) $1,000,000 during the twelve (12) month period after the date of this Agreement that are not terminable by the Company or its Subsidiaries upon ninety (90) days’ notice or less without penalty or liability to the Company or its Subsidiaries;

(x) except for Healthcare Permits and Healthcare Licenses, material Contracts with any Governmental Entity, including the secretary, administrator, or other official thereof, or relating to any program operated by a Governmental Entity;

(xi) except for Healthcare Permits and Healthcare Licenses, Contracts with Payors, management agreements, managed care agreements or other agreements with customers to the extent that such agreements would reasonably be expected to involve payments to the Company and its Subsidiaries in excess of $1,000,000 individually during the twelve (12) month period after the date of this Agreement;

(xii) Contracts any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the consummation of the Merger or the other transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(xiii) Contracts providing for the management and/or operation of any Facility with a Person not Affiliated with the Company;

(xiv) Real Estate Leases and material Office Space Leases;

(xv) Collective Bargaining Agreements;

(xvi) Contracts pursuant to which any Acquired Entity (A) has granted to any other Person the right to exploit any material IP Rights owned by any of the Acquired Entities, excluding nondisclosure agreements, or (B) has received from any other Person rights to exploit any material IP Rights that are being used in, or are necessary for, the conduct of the Acquired Entities’ businesses, excluding nondisclosure agreements and Contracts concerning commercially available shrink-wrap or off-the-shelf software, irrespective of whether such software is customized for the Company or any of its Subsidiaries, that has an acquisition price of less than $50,000 per unit or $100,000 per year;

(xvii) Contracts relating to the settlement of (A) any Legal Proceeding (other than with respect to professional or general liability claims) that provide for any continuing material obligations on the part of the Company or any of its Subsidiaries and (B) professional or general liability claims that provide for any continuing monetary obligations in excess of $750,000 as of the date of this Agreement;

(xviii) Contracts with any Affiliate (other than the Company or any of its Subsidiaries), director, manager or officer of the Company or any of its Subsidiaries or with any “associate” or any member of the “immediate family” (as such terms are defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any such director, manager or officer;

(xix) Contracts obligating the Company or any of its Subsidiaries to purchase or otherwise obtain any material product or service exclusively from any Person or sell any material product or service exclusively to any Person; and

(xx) Contracts that include any guarantee with respect to a material obligation of any other Person (including the Company and any of its Subsidiaries), including guarantees made in connection with Real Estate Leases.

(b) Section 2.10(a) of the Company Disclosure Schedule lists each Material Contract as of the date of this Agreement by the category identified by each subsection of Section 2.10(a). As of the date of this Agreement, the Company has made available to Parent true and complete copies of each such Material Contract (including all exhibits and schedules thereto).

(c) Each of the Material Contracts is in full force and effect and is the legal, valid and binding obligation of the Company, any of its Subsidiaries which is party thereto and the other parties thereto, enforceable against each of them in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfers, reorganization, moratorium and other Laws, affecting creditors’ rights generally and general principles of equity). Neither the Company nor any of its Subsidiaries is in material breach of or in material default under any Material Contract, nor, to the Knowledge of the Company is any other party to any Material Contract in material breach of or material default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a material breach or material default of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any other party thereunder. No party to any of the Material Contracts has provided written notice exercising any termination rights with respect thereto, and no party has given written notice of any material dispute with respect to any Material Contract.

(d) The consummation of the transactions contemplated by this Agreement will not (i) result in the loss or impairment of any material rights under any Material Contract, (ii) trigger the payment of any additional amounts with respect to any Material Contract or (iii) require the consent of any third party under any Material Contract.

Section 2.11 Compliance with Laws. Each Acquired Entity and each parcel of Real Property is, and since January 1, 2010 has been, in compliance in all material respects with all applicable Laws. Since January 1, 2010, neither the Company nor any of its Subsidiaries has received any written communication from any Governmental Entity that the Company or any of its Subsidiaries is not in compliance in any material respect with any Laws.

Section 2.12 Legal Proceedings; Orders.

(a) As of the date of this Agreement, there is no material Legal Proceeding pending (or, to the Knowledge of the Company, being threatened) against any of the Company, any of its Subsidiaries or any present or former executive officer or director of the Company or any of its Subsidiaries in his or her capacity. There is no Legal Proceeding pending (or to the Knowledge of the Company, being threatened) that challenges or seeks to enjoin the transactions contemplated by this Agreement.

(b) There is no material judgment, decree, injunction, rule or order (each, an “Order”) of any arbitrator or Governmental Entity for which the Company, any of its Subsidiaries or any present or former officer or director of the Company or any of its Subsidiaries in his or her capacity as such, or to which any of the foregoing is subject, has any outstanding material obligations or restrictions.

(c) To the Company’s Knowledge, no material investigation by any Governmental Entity with respect to the Company, any of its Subsidiaries or any present or former executive officer or director of the Company or any of its Subsidiaries in his or her capacity as such is pending or is being threatened.

Section 2.13 Governmental Authorizations.

(a) Each of the Company and its Subsidiaries holds all material Governmental Authorizations necessary for the lawful conduct of its business as is currently being conducted. The Governmental Authorizations held by the Company and its Subsidiaries are valid and in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Acquired Entities are in material compliance with the terms and requirements of such Governmental Authorizations. No Acquired Entity has received any notice from any Governmental Entity (and to the Company’s Knowledge, no Governmental Entity has threatened any notice): (i) asserting any violation of any term or requirement of any material Governmental Authorization held by such Acquired Entity; (ii) notifying such Acquired Entity of the revocation or withdrawal of any material Governmental Authorization held by such Acquired Entity; or (iii) imposing any condition, modification or amendment on any material Governmental Authorization (other than such condition, modification or amendment that would also be imposed on similarly situated holders of such Governmental Authorization), in each case that has not been cured or waived. The consummation of the transactions contemplated by this Agreement will not (x) result in the loss or impairment of any rights under any material Governmental Authorization, (y) trigger the payment of any additional amounts with respect to any material Governmental Authorization or (z) require the consent of any Governmental Entity under any material Governmental Authorization.

(b) The representations and warranties of the Company in Section 2.13(a) are not made with respect to any Healthcare Permit, Healthcare License or Healthcare Law.

Section 2.14 Tax Matters.

(a) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each of the Acquired Entities (A) has duly and timely filed (or has had duly and timely filed on its behalf) all Tax Returns required to be filed by it (after giving effect to any filing extension properly granted by a Governmental Entity having authority to do so) and all such Tax Returns are true, correct and complete in all respects and have been prepared in accordance with applicable Laws, (B) has paid (or has had paid on its behalf) all Taxes of it (whether or not shown on any Tax Return) that are due and payable, (C) has complied in all respects with all applicable Laws relating to the payment and withholding of Taxes, (D) is not the subject of any pending audit, examination, or other proceeding in respect of material Taxes, and to the Knowledge of the Company, no audit, examination or other proceeding in respect of material Taxes is being considered or threatened by any Governmental Entity, (E) does not have deficiencies for any Taxes that have been proposed, asserted or assessed against it that will not have been fully paid prior to the Closing Date (including any applicable interest charges, penalties or other additions to Taxes), and no extensions or waivers, or requests for extensions or waivers, of the time to assess any such Taxes have been agreed to or are pending, and (F) is not the subject of a written claim that has been received from any Governmental Entity, in a jurisdiction where such entity does not file a Tax Return, stating that such entity is or may be subject to taxation by that jurisdiction for Taxes that would be covered by or the subject of such Tax Return, which claim has not been fully paid or settled to the satisfaction of such Governmental Entity, (ii) the 2011 Year-End Balance Sheet reflects an adequate reserve for all unpaid Taxes of the Acquired Entities for all taxable periods and portions thereof through the date of the 2011 Year-End Balance Sheet, (iii) there are no Liens for Taxes (other than for current Taxes not yet due and payable) on any assets of the Acquired Entities, and (iv) no Acquired Entity has engaged in any transaction that has given rise to or would reasonably be expected to give rise to a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the regulations promulgated thereunder.

(b) Each Acquired Entity that is a partnership, joint venture or limited liability company has been properly treated since its formation or conversion and continues to be properly treated for federal and relevant state income tax purposes as a partnership or as an entity that is disregarded for federal income tax purposes and not as a corporation or an association taxable as a corporation.

(c) None of the Acquired Entities nor any predecessors of such entities by merger or consolidation has within the past three (3) years been a party to a transaction intended to qualify under Section 355 of the Code or under so much of Section 356 of the Code as relates to Section 355 of the Code.

(d) None of the Acquired Entities is or will be required to include in income any material adjustment pursuant to Section 481(a) of the Code (or similar provision of state, local or foreign Law) by reason of a change in accounting method or as a result of the transactions contemplated hereby. None of the Acquired Entities will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date as a result of any (i) installment sale or open transaction disposition made on or prior to the Closing Date, (ii) prepaid amount received on or prior to the Closing Date, (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or foreign income Tax Law), or (iv) cancellation of indebtedness income deferred pursuant to Section 108(i) of the Code.

(e) None of the Acquired Entities, (i) has been a member of an affiliated group filing a consolidated Tax Return (other than a group the common parent of which was the Company, a wholly-owned Subsidiary of the Company, or, prior to November 15, 2010, Sun Healthcare Group, Inc.) for any taxable period for which the relevant statute of limitations has not expired, (ii) is a party to any agreement relating to the allocation, sharing or indemnification of Taxes (other than agreements between or among the Acquired Entities) or (iii) has liability for the Taxes of any Person as of the date of this Agreement, pursuant to Treasury Regulations Section 1.1502-6 (or similar provision in state, local or foreign Law), by Contract, as a transferee or successor, or otherwise, other than pursuant to provisions of routine triple net lease agreements.

(f) The Company is not a foreign person within the meaning of Treasury Regulations Section 1.1445-2. The Company is not (and within the last five (5) years has not been) a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(g) To the Knowledge of the Company, other than tax positions referenced as such in the Company SEC Documents, there is no position taken by the Company or any other Acquired Entity that, if raised by any Governmental Entity, could reasonably be expected to result in a material Tax liability of the Company or any other Acquired Entity.

(h) No power of attorney has been granted by any of the Acquired Entities that would be binding on Parent or any Acquired Entity with respect to Tax matters for any taxable period including, or beginning after, the Closing Date.

(i) No capital contributions have been made to any Acquired Entity (either directly or indirectly) at any time as part of a plan a principal purpose of which was to increase any limitation relating to any Acquired Entity under Section 382 of the Code. There has never been an “ownership change” within the meaning of Section 382 with respect to any Acquired Entity.

Section 2.15 Employee Benefit Plans.

(a) Section 2.15(a) of the Company Disclosure Schedule contains a true and complete list of each of the material Company Plans. The Company has provided written descriptions of or provided or made available to Parent current, accurate and complete copies or descriptions of all (i) material Company Plans, including all amendments thereto and all related trust documents, (ii) the three most recent annual reports (Form Series 5500), if any, required under ERISA or the Code in connection with each material Company Plan, (iii) the most recent actuarial reports (if applicable) for all material Company Plans, (iv) the most recent summary plan description, if any, required under ERISA with respect to each material Company Plan, (v) all material written contracts, instruments or agreements relating to each material Company Plan, including administrative service agreements and group insurance contracts, (vi) the most recent Internal Revenue Service determination or opinion letter issued with respect to each Company Plan intended to be qualified under Section 401(a) of the Code, and (vii) all filings, if any, under the Internal Revenue Service’s Employee Plans Compliance Resolution System Program or any of its predecessors or the Department of Labor Delinquent Filer Program with respect to any Company Plan. “Company Plans” shall mean employee benefit plans, programs, agreements and arrangements (including any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and any other bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, health, life or disability insurance, dependent care, severance and other similar fringe or employee benefit plans, programs, arrangements or agreements sponsored or maintained by the Acquired Entities or to which the Acquired Entities make contributions or with respect to which the Acquired Entities have or would reasonably be expected to have any liability (contingent or otherwise).

(b) Each Company Plan that is intended to be qualified under Section 401(a) of the Code has either: (i) received a favorable determination from the Internal Revenue Service stating that such Company Plan is so qualified or is a prototype plan to whose sponsor a favorable opinion letter has been issued by the Internal Revenue Service and nothing has occurred that caused or is reasonably likely to cause the loss of such qualification or the imposition of any penalty or tax liability; or (ii) still has a remaining period of time in which to apply for or receive such letter and to make any amendments necessary to obtain a favorable determination. Each Company Plan has been operated in material compliance with its terms and all applicable Laws and complies in form and in operation in all material respects with all applicable Laws.

(c) None of the Acquired Entities nor any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code has at any time during the last six (6) years sponsored, contributed to, or had or has any liability with respect to an employee benefit plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code. No Company Plan provides health or life insurance benefits (whether or not insured) with respect to current or former employees or directors of any of the Acquired Entities beyond their retirement or other termination of service, other than (i) health continuation coverage as required by Section 4980B of the Code, the full cost of which is borne by the current or former employee or director, (ii) retirement or death benefits under any Company Plans intended to be qualified under Section 401(a) of the Code, (iii) disability benefits that have been fully provided for by insurance under a Company Plan that constitutes an “employee welfare benefit plan” within the meaning of Section (3)(1) of ERISA, or (iv) benefits in the nature of severance pay with respect to one or more of the employment contracts or severance agreements set forth on Section 2.15(a) of the Company Disclosure Schedule.

(d) Each Company Plan that constitutes in any part a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and all Internal Revenue Service guidance promulgated thereunder to the extent such plan is subject to Section 409A of the Code.

(e) Except as otherwise contemplated by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Merger (either alone or in combination with any other event which, standing alone, would not by itself trigger such entitlement or acceleration) will (i) entitle any current or former employee, officer, director or consultant of any Acquired Entity to severance pay, unemployment compensation or any other similar termination payment, or (ii) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer, director or consultant.

(f) None of the Acquired Entities is a party to any agreement, contract, arrangement or plan (including any Company Plan) that has resulted or would result, separately or in the aggregate, in connection with the transactions contemplated by this Agreement (either alone or in combination with any other events), in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(g) Each of the Acquired Entities is in compliance in all material respects with all applicable Laws and contracts to which it is a party relating to the employment of its employees.

Section 2.16 Labor Matters.

(a) None of the Acquired Entities is party to, nor bound by, any Collective Bargaining Agreements; there are no Collective Bargaining Agreements that pertain to any of the employees of any of the Acquired Entities; and, to the Knowledge of the Company, no employees of any of the Acquired Entities are represented by any labor union, trade union or labor organization with respect to their employment with any of the Acquired Entities.

(b) No labor union, trade union, labor organization or group of employees of any of the Acquired Entities has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to any of the Acquired Entities to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. To the Knowledge of the Company, there are no organizing activities with respect to any employees of any of the Acquired Entities.

(c) Since January 1, 2010, (i) there has been no actual, or to the Knowledge of the Company, threatened material arbitrations, material grievances, labor disputes, strikes, lockouts, slowdowns or work stoppages against or affecting any of the Acquired Entities and (ii) none of the Acquired Entities, or any of their respective employees, agents or Representatives, has committed any material unfair labor practice as defined in the National Labor Relations Act.

(d) None of the Acquired Entities: (i) is in material violation of any Collective Bargaining Agreement or Law pertaining to labor, employment or employment practices including all Laws regarding health and safety, wages and hours, labor relations, employment discrimination, disability rights or benefits, equal opportunity, immigration, plant closures and layoffs, affirmative action, employee leave issues, unemployment insurance and workers’ compensation, or (ii) is, or has been since January 1, 2010, a party to any material Legal Proceeding, arbitration, action, audit, hearing, investigation, complaint, charges or governmental inquiry alleging a violation of any Collective Bargaining Agreement or Law pertaining to labor, employment or employment practices, nor, to the Knowledge of the Company, is any such Legal Proceeding, arbitration, action, audit, hearing, investigation, complaint, charges or governmental inquiry pending or threatened.

(e) The Acquired Entities: (i) have taken reasonable steps to properly classify and treat all of their workers as independent contractors or employees, (ii) have taken reasonable steps to properly classify and treat all of their employees as “exempt” or “nonexempt” from overtime requirements under applicable Law, (iii) are not delinquent in any payments to, or on behalf of, any current or former independent contractors or employees for any services or amounts required to be reimbursed or otherwise paid, (iv) have withheld and reported all material amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments to any current or former independent contractors or employees, and (v) are not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits or obligations for any current or former independent contractors or employees (other than routine payments to be made in the ordinary course of business and consistent with past practice). None of the Acquired Entities has direct or indirect material liability as a result of any misclassification of any Person as an independent contractor rather than as an employee.

(f) To the Knowledge of the Company, no employee of any of the Acquired Entities is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation: (i) to any of the Acquired Entities or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Acquired Entities or (B) to the knowledge or use of trade secrets or proprietary information.

(g) The Acquired Entities are and have been, since January 1, 2009, in compliance with all notice and other requirements under the WARN Act. In the eighteen (18) months prior to the date of this Agreement, none of the Acquired Entities has (i) effectuated a “plant closing” (as defined in the WARN Act), (ii) effectuated a “mass layoff” (as defined in the WARN Act), or (iii) undertaken any other similar action requiring notice.

Section 2.17 Environmental Matters.

(a) Except as has not had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each of the Acquired Entities has obtained all Environmental Permits that are required pursuant to applicable Environmental Laws for the operation of their respective businesses, all such Environmental Permits are in effect, no appeal nor any other action is pending to revoke any such Environmental Permit, the Acquired Entities are in compliance with all terms and conditions of all such Environmental Permits, and to the Knowledge of the Company, there are no facts or circumstances that are likely to result in the revocation, suspension or termination of any Environmental Permit.

(b) Each of the Acquired Entities is and has been in compliance with all applicable Environmental Laws, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no civil, criminal or administrative action, suit, demand, claim, hearing, notice of violation, investigation, proceeding, notice or demand letter existing or pending, or to the Knowledge of the Company, threatened, relating to the Acquired Entities, pursuant to or in connection with Environmental Laws, nor are the Acquired Entities currently subject to any order, decree or judgment pursuant to Environmental Law.

(d) The Acquired Entities have not, and to the Knowledge of the Company, no other Person has, released, any Hazardous Substances on, beneath or adjacent to the property currently or formerly owned, operated or leased by the Acquired Entities, excluding discharges or emissions of Hazardous Substances subject to an Environmental Permit or releases of Hazardous Substances that has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e) The Acquired Entities are not parties to any agreements related to the sale of any property, company or business pursuant to which they have retained liability that may arise pursuant to applicable Environmental Law, or have provided an indemnification pursuant to applicable Environmental Law, excluding such agreements that by their terms have expired with no further obligation on the part of the Acquired Entities or agreements with such provisions that have not had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(f) To the Knowledge of the Company, there are no facts, circumstances or conditions that are reasonably likely to result in the Acquired Entities incurring liability pursuant to Environmental Law, except with respect to such matters as have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(g) To the Knowledge of the Company, Section 2.17(g) of the Company Disclosure Schedule sets forth a true and complete list of all underground storage tanks located at, on or under the Owned Real Property or the Leased Real Property.

(h) The representations and warranties of the Company in Sections 2.6, 2.17(a) through 2.17(g) and 2.18 are the only representations and warranties made by the Company in this Agreement with respect to Environmental Laws, Environmental Permits and environmental matters.

Section 2.18 Insurance. Section 2.18 of the Company Disclosure Schedule sets forth a true and complete list of the material insurance policies naming the Company or any of its Subsidiaries or any director, officer or employee thereof as an insured or beneficiary or as a loss payable payee for which the Company or any of its Subsidiaries is obligated to pay all or part of the premiums as of the date of this Agreement. Since January 1, 2010, each of the Company and its Subsidiaries has been continuously insured with recognized insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as are required by Law and any Material Contract and as are customary for companies in the United States conducting the businesses conducted by the Company and its Subsidiaries, except where such failure has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2010, none of the Acquired Entities has received any written communication notifying it of any: (a) cancellation or invalidation of any insurance policy held by it; (b) refusal of any coverage or rejection of any material claim under any insurance policy held by it; or (c) material adjustment in the amount of the premiums payable with respect to any material insurance policy held by it. There is no pending material claim by any of the Acquired Entities against any insurance carrier under any insurance policy held by any of the Acquired Entities.

Section 2.19 Healthcare Licenses; Participation in Programs.

(a) Each of the Facilities, the Acquired Entities that operate such Facilities and the Acquired Entities that engage in the business of hospice care or rehabilitative care holds all material Healthcare Permits necessary for the lawful conduct of the business of such Facilities (collectively, the “Material Healthcare Permits”), all of which, as of the date of this Agreement, are valid and in full force and effect and are listed on Section 2.19(a) of the Company Disclosure Schedule. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each of the Acquired Entities that does not operate any Facilities and does not engage in the business of hospice care or rehabilitative care holds all Healthcare Permits necessary for the lawful conduct of its business and (ii) all of such Healthcare Permits, as of the date of this Agreement, are valid and in full force and effect. Each of the Acquired Entities and Facilities is in compliance in all material respects with applicable Material Healthcare Permits. None of the Acquired Entities or Facilities has received any written notice of any violation of any applicable Material Healthcare Permit that has not been cured or waived, to the Knowledge of the Company, there are no pending or threatened notices of material violation of any Material Healthcare Permit, there are no Legal Proceedings pending or, to the Company’s Knowledge, threatened relating to the suspension, revocation or modification of any Material Healthcare Permit, and the Company has no reason to believe any such actions may occur. Section 2.19(a) of the Company Disclosure Schedule contains a true and complete list of all renewal applications pending as of the date of this Agreement with any Governmental Entity with respect to any Facility as well as all applicable and material waivers and variances from the Governmental Entity applicable to such Facility as of the date of this Agreement. There are no material outstanding life safety code deficiencies at any of the Facilities or material outstanding waivers for any life safety code deficiencies. In addition, as of the date of this Agreement, none of the Acquired Entities has incurred or committed to make any expenditures requiring a certificate of need.

(b) Within all applicable statutes of limitation, in accordance with applicable Healthcare Laws, the Acquired Entities have (i) verified that all employees, independent contractors and other suppliers, including physicians, advanced practice nurses, dentists, therapists and physician assistants providing clinical services have valid and current licenses, permits and credentials, (ii) conducted criminal background checks on all such persons, and (iii) verified that none of such persons is included on an applicable federal, state or other applicable listing of excluded persons, including the HHS/OIG List of Excluded Individuals/Entities, prior to their employment or engagement as contractors, as applicable, and have continued to conduct such verifications on all such persons periodically thereafter.

(c) The Acquired Entities and the Facilities, as applicable, are certified for participation in the Government Programs set forth in Section 2.19(c) of the Company Disclosure Schedule. No Acquired Entity or Facility, as applicable, has been terminated, or, to the Company’s Knowledge, has been threatened with termination from, participation in any of the Government Programs, nor does the Company have any reason to believe that such actions may occur.

(d) Section 2.19(d) of the Company Disclosure Schedule sets forth a true and complete list of all Government Programs and Private Programs with which the Acquired Entities and Facilities are contracted. No event has occurred, to the Company’s Knowledge, which, with the giving of notice, the passage of time, or both, would constitute grounds to terminate, modify or not renew the participation of the Acquired Entities or Facilities in any Private Program, except for such termination, modification or non-renewal as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e) Section 2.19(e) of the Company Disclosure Schedule sets forth a true and complete list of all agreements in effect as of the date of this Agreement between any Acquired Entity or Facility and the U.S. Department of Veterans Affairs, the Veterans Health Administration, or any affiliated entity or program. Each Acquired Entity and Facility is operating (and has operated within all applicable statutes of limitations) in compliance in all material respects with all applicable material contractual obligations, billing policies, procedures, limitations, and restrictions applicable to any such agreement and any other applicable requirement of the U.S. Department of Veterans Affairs, the Veterans Health Administration, and any other affiliated entity or program.

(f) None of the execution and delivery of this Agreement or any other agreements contemplated hereunder, the performance thereunder by any Acquired Entity or, to the Company’s Knowledge, any other party thereto, will adversely affect, in any material respect, the right of any Acquired Entity under any Government Program or Private Program.

Section 2.20 Healthcare Laws.

(a) None of the Acquired Entities or Facilities has received written notice from a Governmental Entity (other than notices related to routine matters) that it is currently subject to any material action, proceeding, suit, investigation, audit, payment review or sanction by or on behalf of any Governmental Entity brought pursuant to any Healthcare Law, nor, to the Knowledge of the Company, has any such material action, proceeding, suit, investigation, audit, payment review or sanction been threatened or is pending.

(b) Except for such noncompliance as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of the Acquired Entities has engaged in any activities which are prohibited under the Federal Controlled Substances Act, 21 U.S.C. §§ 801 et seq., the Federal Food, Drug and Cosmetic Act, 21 U.S.C. §§ 301 et seq., or the regulations promulgated pursuant to such statutes or any related state or local statutes or regulations concerning the dispensing and sale of controlled substances.

(c) Each Acquired Entity has timely filed all material cost reports required to be filed in accordance with the Government Programs and Private Programs, all fiscal intermediaries, and other insurance carriers. All cost reports submitted by the Acquired Entities to Government Programs and Private Programs have been complete and accurate in all material respects when filed and have been prepared in material compliance with Healthcare Laws. Each of the Acquired Entities has paid or caused to be paid all known and undisputed material refunds that have become due, overpayments or adjustments. Without limiting the generality of the foregoing, each Acquired Entity and Facility has reported any known overpayment it has received pursuant to 42 U.S.C. § 1320a-7b(a)(3), where applicable, as described on Section 2.20(c) of the Company Disclosure Schedule. As of the date of this Agreement, none of the Acquired Entities has material reimbursement or payment rate appeals, disputes or contested positions pending before any Governmental Entity or Private Program. As of the date of this Agreement, none of the Acquired Entities has received any notice of denial of material payment, recoupment, or overpayment from any Government Program or Private Program.

(d) As of the date of this Agreement, no officer, director, or, to the Company’s Knowledge, any current employee or former employee (either before or during the course of such former employee’s employment) of any Acquired Entities or any third party vendor or independent contractor who furnishes services or supplies which may be reimbursed in whole or in part under any Government Program is excluded, suspended or debarred from participation, or is or has been otherwise ineligible to participate in any Government Program, or has been convicted of or charged with any violation of Laws related to Medicare, Medicaid, or any other Government Program that is reasonably likely to serve as the basis for any such exclusion, suspension, debarment or other ineligibility.

(e) The Acquired Entities are in material compliance with the applicable privacy, security, transaction standards, breach notification, and other provisions and requirements of HIPAA, the HITECH Act and any comparable state Laws, in effect as of the date of this Agreement. The Acquired Entities have established and implemented such policies, programs, procedures, contracts and systems as are necessary to comply in all material respects with HIPAA and the HITECH Act as in effect as of the date of this Agreement. The Acquired Entities are currently submitting, receiving and handling or capable of submitting, receiving and handling the transactions that have been standardized pursuant to HIPAA and in compliance in all material respects with HIPAA. Further, when acting as a business associate (as defined by HIPAA), each of the Acquired Entities has in effect agreements with each of its material Covered Entity (as defined in 45 C.F.R. § 160.103) clients that satisfy the requirements in all material respects of 45 C.F.R. § 164.504(e), and none of the Acquired Entities is in material breach of any such agreements.

(f) As of the date of this Agreement, none of the Acquired Entities has received any written communication from any Governmental Entity that alleges that any of the Acquired Entities is not in material compliance with the HIPAA Privacy and Security Standards or the HITECH Act. With regard to individually identifiable health-related information, to the Company’s Knowledge, there has been no material misuse, improper disclosure, breach of a confidentiality agreement or security incident (each as determined by reference to HIPAA, or state law, as applicable) by any of the Acquired Entities, any of the Facilities, or any of their respective agents, employees or contractors.

(g) No material Breach has occurred with respect to any unsecured Protected Health Information maintained by or for the Acquired Entities that is subject to the notification requirements of 45 C.F.R. Part 164, Subpart D. No material information security or privacy breach event has occurred that would require notification under any comparable state Laws. For the purposes of this Section 2.20, “Breach” means a breach of Protected Health Information as defined in 45 C.F.R. §164.402, and “Protected Health Information” means individually identifiable health information defined as “protected health information” under 45 C.F.R. §160.103.

(h) The Company has a copy of all material compliance program materials of the Acquired Entities and Facilities as of the date of this Agreement. None of the Acquired Entities or Facilities (i) is a party to a corporate integrity agreement with the Office of Inspector General of the United States Department of Health and Human Services or any other settlement agreement, consent order or similar agreement or arrangement with any Governmental Entity under which it has any ongoing obligations or ongoing sanctions or penalties, (ii) has reporting obligations pursuant to any settlement agreement entered into with any Governmental Entity, (iii) to the Company’s Knowledge, is currently or has been, since January 1, 2009, the subject of any government payor program investigation conducted by any federal or state enforcement agency, (iv) to the Company’s Knowledge, is currently or has been, since January 1, 2009, a defendant in any unsealed qui tam/False Claims Act litigation, (v) has been served with or received any search warrant, subpoena, or civil investigative demand by or from any federal or state enforcement agency since January 1, 2009, or (vi) to the Company’s Knowledge, other than as has been provided by the Company to Parent, has received, since January 1, 2009, any written complaints from employees, independent contractors, vendors, physicians or any other person that any Acquired Entity or Facility has violated any applicable Healthcare Laws. Section 2.20(h) of the Company Disclosure Schedule sets forth a list of all pending appeals before an administrative law judge, a departmental appeal board, a circuit court or other appellate board in connection with a Centers for Medicare and Medicaid Services (“CMS”) enforcement action against any of the Acquired Entities.

(i) The Company has delivered or made available to Parent true and complete copies of all material survey (identifying deficiencies having scope-and-severity ratings of G and higher) and other material Governmental Entity reports, statements of deficiencies, plans of correction, audits and any other investigation notices, warnings, waivers, related correspondence or reports filed, issued, sent and received with respect to the Facilities or provider agreements of Governmental Entities since January 1, 2010 (collectively, “Government Correspondence”). There are no material deficiencies or violations noted in any Government Correspondence. Since January 1, 2009, no Facility (i) has been a Special Focus Facility as defined by CMS, (ii) has been subject to enhanced penalties under CMS policies governing Medicare or Medicaid providers under its “double G” policy, (iii) has been identified through written or, to Company’s Knowledge, verbal notification as subject to or at risk for penalties or final revocation or cancellation of any Healthcare Permit under comparable state law other than those instances where the Acquired Entities have taken proper corrective action and there are no further outstanding issues, or (iv) has been cited for any deficiency that would result in a denial of payment for new admissions, civil monetary penalty, termination, final revocation or cancellation of Healthcare Permits or provider agreements of Governmental Entities, decertification or debarment, in each case with no opportunity to correct and/or for which an acceptable plan of correction has not been timely submitted, other than those instances where the Acquired Entities have taken proper corrective action and there are no further outstanding material issues. Section 2.20(i) of the Company Disclosure Schedule contains a list of each Facility that has been formally found by a Governmental Entity to not currently be in compliance with federal and state Healthcare Permit or Government Program requirements. To the Knowledge of the Company, each Facility is in “substantial compliance” with federal and state Healthcare Permit and Government Program requirements.

(j) To the Company’s Knowledge, none of the Acquired Entities or Facilities, their respective employees, agents or contractors, or other individuals or entities for whose actions any of the Acquired Entities or Facilities is legally responsible, has intentionally, knowingly or willfully (as such terms are defined under applicable Healthcare Laws, relevant thereto and interpreted by Governmental Entities) submitted, or participated in any way in the submission, of any claim for payment to any patient of any Acquired Entity or Facility or any third party payor of such a patient (including the Medicare and Medicaid programs) or retained any payment for a claim, which is not correct as submitted, supported by adequate and appropriate documentation (which contains proper disclosure and adjustment of transactions with related parties), or otherwise in accordance with Healthcare Laws. To the Company’s Knowledge, none of the Acquired Entities or Facilities, their respective employees, agents or contractors, or other individuals or entities for whose actions any of the Acquired Entities or Facilities is legally responsible, has paid or participated in any way in the payment of any illegal remuneration in connection with the referral of any medical business, including in a manner which would be reasonably likely to violate the federal Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b), Stark Law, 42 U.S.C. § 1395nn, any comparable state statute or other applicable Healthcare Laws.

(k) Each Facility is, as applicable, duly and properly accredited by the accreditation bodies required by applicable Law listed in Section 2.20(k) of the Company Disclosure Schedule. There is no other accreditation by any accreditation body required by applicable Laws, including Healthcare Laws, for the operation of any Facility.

(l) None of the Acquired Entities or Facilities has an ongoing obligation with respect to any funding received in connection with the Facilities under the federal Hill-Burton Act.

Section 2.21 Third Party Reimbursements.

(a) The Company and its Subsidiaries have obtained and maintained all material provider agreements, certifications, and authorizations required from any Payor and have obtained and maintained eligibility and good standing for reimbursement from such Payor. There is no material Legal Proceeding pending or, to the Company’s Knowledge, threatened by any Governmental Entity or nongovernmental Payor with respect to (i) any alleged violation by any Acquired Entity or Facility of any applicable Law, Order, policy or guideline of any Governmental Entity or nongovernmental Payor involving or relating to participation in any such Payor’s reimbursement program or eligibility to receive payment; or (ii) any revocation, cancellation, rescission, modification, or refusal to renew any agreements, certifications, or authorization of any Payor. Since January 1, 2009, no material Payor agreement has been revoked, cancelled, terminated, rescinded, modified or been subject to a refusal to renew. The Company and its Subsidiaries have paid or made provision to pay any material overpayment received from any Payor and any similar material obligation with respect to reimbursement programs in which any of the Acquired Entities or Facilities participates (each of which, if incurred on or prior to December 31, 2011, is reflected on the 2011 Year-End Balance Sheet). Each of the Acquired Entities and Facilities is in compliance in all material respects with the conditions of participation under such Government Programs in which it participates or has participated. To the Knowledge of the Company, since January 1, 2009, all billing practices of the Acquired Entities and Facilities, as applicable, to all Payors including the Government Programs and Private Programs, have been in compliance in all material respects with all applicable Healthcare Laws and policies of such Payors. Each Acquired Entity and Facility is operating (and has operated since January 1, 2009) in compliance in all material respects with all applicable material contractual obligations, billing policies, procedures, limitations and restrictions of any Government Program and Private Program. Each Acquired Entity and Facility is in material compliance with the terms of the Payor agreements under which it is presently receiving payments.

(b) Section 2.21(b) of the Company Disclosure Schedule lists the Medicare and Medicaid cost reports duly filed by the Company and each of its Subsidiaries covering all open cost reporting periods prior to the Closing Date and, as to the Medicare cost reports only, which of such cost reports has been (i) audited but not fully settled and (ii) neither audited nor settled, and a brief description of any and all notices of program reimbursement, proposed or pending audit adjustments, disallowances, appeals of disallowances, and any and all other unresolved claims or disputes in respect of such cost reports.

Section 2.22 Stockholder Vote. Subject to the accuracy of the representation and warranty made in Section 3.7, the Company Stockholder Approval is the only vote or approval of the holders of any class or series of capital stock of the Company or any of its Subsidiaries that is necessary to adopt this Agreement and approve the Merger.

Section 2.23 Takeover Statutes. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or similar anti-takeover statute or regulation (other than Section 203 of the DGCL) is applicable to the Company, the shares of Company Common Stock or the Merger in connection with the transactions contemplated hereby. Subject to the accuracy of the representation and warranty made in Section 3.7, the board of directors of the Company has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL are not applicable to this Agreement and the transactions contemplated hereby, including the Merger.

Section 2.24 Opinion of Financial Advisor. The board of directors of the Company has received the opinion of MTS Health Partners, L.P. (the “Financial Advisor”) to the effect that, as of the date of such opinion (and subject to the factors, assumptions, qualifications and limitations set forth in such opinion), the Per Share Amount to be paid to the holders of Company Common Stock is fair, from a financial point of view, to such holders. The Company shall, promptly following receipt of such opinion in written form, furnish an accurate and complete copy of such opinion to Parent solely for informational purposes.

Section 2.25 Brokers. No broker, finder or investment banker other than the Financial Advisor is entitled to any brokerage, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has furnished or made available to Parent a true and complete copy of any contract between the Company and the Financial Advisor pursuant to which the Financial Advisor would be entitled to any payment from the Company or any of its Subsidiaries relating to the transactions contemplated hereby. The aggregate fees, exclusive of out of pocket expenses, payable by the Company or any of its Subsidiaries to the Financial Advisor in connection with this Agreement and the transactions contemplated hereby are set forth in Section 2.25 of the Company Disclosure Schedule.

Section 2.26 No Rights Agreement. There is no stockholder rights plan, “poison pill,” anti-takeover plan or other similar device in effect to which the Company is a party or is otherwise bound.

Section 2.27 Proxy Statement. The Proxy Statement (as defined in Section 4.3(a)) will comply in all material respects with the requirements of the Exchange Act and, on the date filed with the SEC, on the date first published, sent or given to the Company’s stockholders and at the time of the Company Stockholders Meeting, the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to any information provided in writing by or on behalf of Parent or Merger Sub for inclusion in the Proxy Statement.

Section 2.28 No Other Company Representations and Warranties. Except for the representations and warranties set forth in Article III or in any certificate delivered pursuant to this Agreement, the Company hereby acknowledges that neither Parent nor Merger Sub, nor any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or Representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to Parent or Merger Sub or their respective businesses or operations, including with respect to any information provided or made available to the Company.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company that, except as set forth in the disclosure schedule delivered to the Company on the date of this Agreement (the “Parent Disclosure Schedule”) (it being understood that any information set forth on any schedule of the Parent Disclosure Schedule shall be deemed to apply and qualify the section or subsection of Article III to which it corresponds in number and each other section or subsection of Article III to the extent that it is reasonably apparent on its face that such information is relevant to such other section or subsection):

Section 3.1 Due Organization; Etc. Each of Parent and Merger Sub is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.

Section 3.2 Authority; Binding Nature of Agreement. Each of Parent and Merger Sub has the requisite limited liability company power and authority to enter into and to perform its obligations under this Agreement. At a meeting duly called and held, the board of managers of Parent has unanimously adopted resolutions declaring it advisable for Parent to enter into this Agreement and approving the execution, delivery and performance of this Agreement by Parent and the consummation by Parent of the Merger, the Financing and the other transactions contemplated by this Agreement. The board of managers of Merger Sub has unanimously adopted resolutions declaring it advisable for Merger Sub to enter into this Agreement and approving the execution, delivery and performance of this Agreement by Merger Sub and the consummation by Merger Sub of the Merger, the Financing and the other transactions contemplated by this Agreement. The sole member of Merger Sub has adopted resolutions approving the execution, delivery and performance of this Agreement by Merger Sub and the consummation by Merger Sub of the Merger, the Financing and the other transactions contemplated by this Agreement. Such resolutions have not been subsequently rescinded, modified or withdrawn. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary limited liability company action on the part of Parent and Merger Sub, respectively, and no other limited liability company proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement, the performance by Parent or Merger Sub of their obligations under this Agreement or the consummation of the transactions contemplated by this Agreement other than, with respect to the Merger, the filing of the certificate of merger as required by the DGCL and the DLLCA. This Agreement has been duly and validly executed and delivered on behalf of each of Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement on behalf of the Company, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to: (i) Laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and other Laws affecting creditors’ rights generally; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

Section 3.3 Non-Contravention; Consents.

(a) Except, in the case of clauses (ii) and (iii), for violations and defaults that would not materially and adversely affect Parent’s or Merger Sub’s ability to consummate the Merger, the execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement will not: (i) contravene, conflict with, or result in any violation or breach of any of the provisions of the certificate of formation or limited liability company agreement of Parent or Merger Sub; (ii) assuming that any required filings, notices, consents or approvals are made or obtained under the Exchange Act, the DGCL, the DLLCA, the HSR Act, state securities or blue sky laws, or the rules and regulations of Nasdaq, or any Healthcare Permits, Healthcare Licenses or Healthcare Laws, contravene, conflict with, or result in any violation or breach of any Law applicable to Parent or Merger Sub; or (iii) require the consent, approval or authorization of, or notice to or filing with any third party with respect to, result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of Parent or Merger Sub, or result in the creation of a Lien on any asset of Parent or Merger Sub under, any loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective properties or assets are bound.

(b) Except as may be required under the Exchange Act, the DGCL, the DLLCA, the HSR Act, or state securities or blue sky laws, neither Parent nor Merger Sub, nor any of Parent’s other Affiliates, is required to make any filing with or give any notice to, or to obtain any consent or approval from, any Governmental Entity at or prior to the Closing in connection with the execution and delivery of this Agreement by Parent or Merger Sub and the performance or the consummation by Parent or Merger Sub of any of the transactions contemplated by this Agreement, except where the failure to make any such filing, give any such notice or obtain any such consent would not materially and adversely affect Parent’s or Merger Sub’s ability to consummate the Merger.

Section 3.4 Ownership and Operations of Merger Sub. Parent indirectly owns beneficially and of record all of the outstanding limited liability company interests of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to the transactions contemplated by this Agreement, and prior to the Effective Time, will not have engaged in any other business activities other than those relating to such transactions.

Section 3.5 Legal Proceedings; Orders.

(a) As of the date of this Agreement, there is no Legal Proceeding pending (or, to the Knowledge of Parent, being threatened) against Parent or Merger Sub that materially and adversely affects Parent’s or Merger Sub’s ability to consummate any of the transactions contemplated by this Agreement or to perform any of their respective obligations under this Agreement.

(b) There is no Order to which Parent or Merger Sub is subject that materially and adversely affects Parent’s or Merger Sub’s ability to consummate any of the transactions contemplated by this Agreement or to perform any of their respective obligations under this Agreement.

(c) To Parent’s Knowledge, no investigation or review by any Governmental Entity with respect to Parent, Merger Sub or any other Affiliate of Parent is pending or is being threatened, other than any investigation or review that would not materially and adversely affect Parent’s or Merger Sub’s ability to consummate any of the transactions contemplated by this Agreement or to perform any of their respective obligations under this Agreement.

Section 3.6 Financing. Parent and Merger Sub have delivered, on or prior to the date of this Agreement, to the Company true, correct and complete copies of the fully executed commitment letters from (a) Barclays Bank PLC (“Barclays”) and General Electric Capital Corporation (“GE Capital” and together with Barclays, the “Lead Lenders”) and GE

Capital Markets, Inc. (“GECM”), dated as of June 20, 2012 (the “Term Loan Financing Letter”) and (b) Barclays, GE Capital and GECM dated as of June 20, 2012 (the “ABL Financing Letter” and together with the Term Loan Financing Letter, collectively, the “Financing Letters”), pursuant to which the Lead Lenders have committed, subject to the terms and conditions set forth therein, financing in the amount set forth therein for the purposes of financing the transactions contemplated by this Agreement and related fees (being collectively referred to as the “Financing”). As of the date of this Agreement, neither of the Financing Letters has been amended or modified and, as of the date of this Agreement, no such amendment or modification is contemplated (other than amendments or modifications that are contemplated by Section 4.9), and as of the date of this Agreement, the respective obligations and commitments contained in the Financing Letters have not been withdrawn or rescinded in any respect. Neither Parent nor Merger Sub has any reason to believe that (i) it or any other party thereto will be unable to satisfy on a timely basis any term of, or condition set forth in, any of the Financing Letters on or prior to the Closing or (ii) the Financing will not be made available to Parent and Merger Sub on the Closing. Except for fee letters, dated as of the date of this Agreement, from Barclays, GE Capital and GECM relating to the Financing, true, complete and correct copies of which Parent and Merger Sub have delivered to the Company in a redacted form removing only the fees payable on the Closing to the Lead Lenders and their respective affiliates party thereto, as of the date of this Agreement, there are no side letters or agreements (whether written or oral) to which Parent or Merger Sub is a party related to the Financing, including any that would affect the availability of the Financing, or which include conditions precedent to the obligations of the parties thereunder, other than as expressly set forth in the Financing Letters delivered to the Company on or prior to the date of this Agreement. Parent has fully paid or caused to be fully paid any and all commitment fees or other fees in connection with the Financing Letters that are payable on or prior to the date of this Agreement, and as of the date of this Agreement, each of the Financing Letters is in full force and effect and is the legal, valid, binding and enforceable obligation of Parent and Merger Sub, as the case may be, and, to the Knowledge of Parent or Merger Sub, each of the other parties thereto. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Financing Letters. Assuming the Financing is funded in accordance with the Financing Letters, Parent and Merger Sub, in the aggregate and together with the available cash and cash equivalents of the Company, will have at and after the Closing funds sufficient to (i) pay the aggregate Merger Consideration, the aggregate Option Consideration and the aggregate Company RSU Consideration, (ii) finance the repayment or refinancing of debt contemplated by this Agreement or the Financing Letters, (iii) pay any and all fees and expenses required to be paid by Parent, Merger Sub and the Surviving Company in connection with the Merger and the Financing, and (iv) satisfy all of the other payment obligations of Parent, Merger Sub and the Surviving Company contemplated hereunder.

Section 3.7 Ownership of Company Common Stock. Neither Parent nor any of Parent’s controlled Affiliates beneficially owns any shares of Company Common Stock.

Section 3.8 Information Supplied. The information provided in writing to the Company by or on behalf of Parent and Merger Sub for inclusion in the Proxy Statement will not, at the time the Proxy Statement is first mailed to the stockholders of the Company or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 3.9 Brokers. Except for Barclays Capital Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 3.10 Solvency; Surviving Company After the Merger. Assuming that the representations and warranties of the Company contained in Article II are true and correct in all material respects, immediately after giving effect to the Merger and the other transactions contemplated by this Agreement, (i) the aggregate value of the assets of the Surviving Company and its Subsidiaries on a consolidated basis will exceed their total liabilities (including contingent, subordinated, unmatured and unliquidated liabilities) at a fair valuation and at fair saleable value; (ii) the Surviving Company and its Subsidiaries on a consolidated basis will have the ability to pay their total debts and liabilities (including contingent, subordinated, unmatured and unliquidated liabilities) as they become due in the usual course of their business as such business is now conducted or proposed to be conducted following such date; and (iii) the Surviving Company and its Subsidiaries on a consolidated basis will not have an unreasonably small amount of capital with which to conduct their business.

Section 3.11 No Other Company Representations and Warranties. Except for the representations and warranties set forth in Article II or in any certificate delivered pursuant to this Agreement, Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or Representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses or operations, including with respect to any information provided or made available to Parent or Merger Sub.

ARTICLE IV

COVENANTS

Section 4.1 Interim Operations of the Company. During the period from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 6.1, except (i) as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) as described in Section 4.1 of the Company Disclosure Schedule, (iii) as required by any Law, or (iv) as otherwise expressly permitted by this Agreement, the Company shall, and shall cause each of its Subsidiaries to, (x) carry on its business in the ordinary course consistent with past practice and (y) to the extent consistent with and not in violation of any other provision of this Section 4.1, use commercially reasonable efforts to preserve intact its business and goodwill and its material relationships with Governmental Entities, suppliers, landlords and other Persons, and to keep available the material services of its current officers and key employees. In addition to and without limiting the generality of the foregoing, the Company agrees that, prior to the Effective Time, except (i) to the extent Parent or Merger Sub shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) as set forth in Section 4.1 of the Company Disclosure Schedule (provided that with respect to Section 4.1(bb), the exception contemplated by this clause (ii) shall be limited to
Section 4.1(h)(1) of the Company Disclosure Schedule), or (iii) as expressly permitted by this Agreement, the Company shall not, and shall ensure that each of the other Acquired Entities does not:

(a) amend its certificate of incorporation or bylaws or equivalent organizational documents;

(b) adjust, split, combine, amend the terms of or reclassify any shares of its capital stock;

(c) declare, set aside or pay any dividend or distribution (whether payable in cash, stock or property) with respect to any shares of its capital stock (except for dividends or other distributions made by a wholly-owned Subsidiary of the Company to any of the Acquired Entities) or issue or propose or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(d) merge or consolidate with any other Person or restructure, reorganize, recapitalize or completely or partially liquidate (or adopt a plan of liquidation for) the Company or any of its Subsidiaries;

(e) acquire (including by merger or consolidation) any equity interest in any other Entity;

(f) acquire material assets from any other Person other than in the ordinary course of business consistent with past practice;

(g) issue, sell, grant, pledge, dispose of, transfer or encumber, or authorize the issuance, sale, grant, pledge, disposition, transfer or encumbrance of, any shares of capital stock or other securities, including Company Common Stock, Company Options, Company RSUs or Company Restricted Shares, other than shares of Company Common Stock issuable upon exercise of Company Options or to holders of Company RSUs, in each case outstanding on the Capitalization Date and in accordance with the terms of such Company Options or Company RSUs, as applicable;

(h) sell, transfer, lease, sublease or license to any third party, or encumber (other than the encumbrance of Permitted Liens), any material assets other than: (i) in the ordinary course of business consistent with past practice; or (ii) as security for any borrowings that are not prohibited by Section 4.1(j);

(i) repurchase, redeem or otherwise acquire any shares of its capital stock or any other equity interests or any rights, warrants or options to acquire such shares or interests, other than pursuant to the Company Options, Company RSUs and Company Restricted Shares;

(j) incur any indebtedness for borrowed money or guarantee any such indebtedness, except for (i) loans or advances among any of the Acquired Entities or (ii) borrowings pursuant to the revolving credit facility under the Credit Agreement;

(k) adopt or amend any Company Plan or increase the compensation or fringe benefits of any director, officer, employee or consultant of the Company or any Subsidiary, except as required by Law or pursuant to any Company Plan or, in the case of employees who are not executive officers of the Company, for increases, promotions or new hires in the ordinary course of business that are consistent with past practices;

(l) enter into or materially amend or terminate prior to the expiration of the existing term of, or waive, release or assign any material rights or claims under, (i) any Material Contract described in Sections 2.10(a)(i), (iii), (vi), (vii), (viii), (xiv), (xix) or (xx), (ii) other than in the ordinary course of business consistent with past practice, any Material Contract described in Sections 2.10(a)(iv), (x), (xi), (xii), (xiii), (xvi) or (xviii), or (iii) any Material Contract described in Section 2.10(a)(v) to the extent any capital expenditure under such Material Contract would cause the Company and its Subsidiaries to exceed the aggregate amount budgeted for capital expenditures in such calendar quarter or calendar year to date (as set forth in Section 4.1(q) of the Company Disclosure Schedule);

(m) enter into any new, or materially amend or terminate prior to the expiration of the existing term of any, Material Contract described in Section 2.10(a)(ix), or waive, release or assign any material rights or claims under any such Material Contract;

(n) change any of its methods of accounting or accounting practices in any material respect, except as may be required by applicable Laws or GAAP;

(o) make any change in the reserving, underwriting or claims administration policies, practices or principles that would be material to the Company and its Subsidiaries, taken as a whole, except as may be required to conform to changes in GAAP or applicable Law;

(p) except as otherwise provided in this Agreement, make or rescind any material Tax election (including any entity classification election), other than an election made in the ordinary course of business consistent with past practice in connection with the filing of a Tax Return for the 2011 taxable year; forgo any material Tax refund; request any private letter ruling; amend or file any material Tax Return, other than an income Tax Return for the 2011 taxable year, provided that such 2011 Tax Return is prepared in a manner consistent with past practice; or consent to any waiver of the statute of limitations for any Tax liability;

(q) fund any capital expenditure in any calendar quarter which, when added to all other capital expenditures made by the Acquired Entities in such calendar quarter, would exceed by more than $3,000,000 the aggregate amount budgeted for capital expenditures in such calendar quarter or calendar year to date (as set forth in Section 4.1(q) of the Company Disclosure Schedule);

(r) settle or compromise any (i) professional or general liability claims or workers’ compensation claims against the Company or any of its Subsidiaries, other than settlements or compromises of any such claims in the ordinary course of business or where the amount paid in settlement or compromise (together with any prior settlement or compromise since December 31, 2011) does not exceed the aggregate amount reserved against for professional and general liability claims or workers’ compensation claims, as applicable, in the most recent financial statements (or the notes thereto) of the Company included in the 2011 10-K as updated for additional budgeted provisions in the ordinary course of business as well as the semi-annual actuarial adjustments after the date of this Agreement; or (ii) other litigation, audit, claim or action against the Company or any of its Subsidiaries (including any audit, examination or other proceeding with respect to Taxes), other than settlements or compromises of any litigation, audit, claim or action (A) in the ordinary course of business, (B) where the amount paid in settlement or compromise does not exceed $250,000 individually or (C) where the amount paid in settlement does not exceed the amount reserved against such matter in the most recent financial statements (or the notes thereto) of the Company included in the 2011 10-K as updated for additional budgeted provisions in the ordinary course of business as well as the semi-annual actuarial adjustments after the date of this Agreement;

(s) voluntarily and directly (i.e., other than as a result of (i) an action taken by the Company or its Subsidiary that would not otherwise violate this Section 4.1 or (ii) any action taken by a Governmental Entity) terminate, suspend, materially amend or materially modify any material Governmental Authorizations or material Healthcare Permits;

(t) make any loan, advance or investment either by contributions to capital or property transfers of any Person other than loans or advances to, or investments in, its wholly-owned Subsidiaries and other than immaterial loans or advances to employees in the ordinary course of business;

(u) fail to maintain existing material insurance policies or comparable replacement policies to the extent available for a similar cost;

(v) consent to or cause the recording of any covenant, condition, restriction, reservation, easement or agreement that would affect the Real Property other than Permitted Liens or where it is required to grant such consent under the terms of a Real Estate Lease;

(w) take any action that materially changes (i) the number of licensed beds, (ii) the number of beds certified for participation in the Medicare and Medicaid programs, or (iii) the licensure or category or categories maintained at each Facility, except, in each case, in the ordinary course of business or as required under applicable Law;

(x)(i) increase its employee headcount in the aggregate in excess of 5% more than the headcount specified in Section 4.1(x) of the Company Disclosure Schedule or (ii) reduce the number of employees in a manner which would effectuate a “plant closing” or “mass layoff” (as each such term is defined in the U.S. Worker Adjustment and Retraining Notification Act);

(y) close any Facility, except as requested or required by any Governmental Entity;

(z) enter into any new, or materially amend or terminate prior to the expiration of the existing term of any, Material Contract described in Section 2.10(a)(xv), or provide any new material rights or benefits thereunder, in each case other than in the ordinary course of business consistent with past practice;

(aa) voluntarily and directly take any action, or fail to take any action (to the extent such action would not otherwise violate this Section 4.1), as applicable, that gives rise to an Event of Default (as such term is defined in the Listed Contracts) or prevent such an Event of Default from occurring, or fail to provide prompt written notice to Parent of any default notice it receives, whether written or verbal, with respect to any Listed Contracts or any other document executed in connection with such Listed Contracts;

(bb) amend or modify any Real Estate Lease set forth on Section 4.1(bb) of the Company Disclosure Schedule in any manner that would reasonably be expected to (i) materially adversely affect the Company or the Company’s business or (ii) materially adversely affect the lenders’ rights under the Master Lease Intercreditor Agreements, or cause the amendment of the Master Lease Intercreditor Agreements; or

(cc) enter into an agreement to take any of the actions described in clauses (a) through (bb) of this Section 4.1.

Section 4.2 No Solicitation.

(a) The Company shall, and shall cause each of its Subsidiaries and Representatives of the Company and its Subsidiaries to, immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any Alternative Acquisition Proposal. The Company shall not, shall cause each of its Subsidiaries to not, and shall use its reasonable best efforts to cause its Representatives and the Representatives of its Subsidiaries to not, directly or indirectly, (i) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing information) the submission by any third party of an Alternative Acquisition Proposal, (ii) knowingly engage in, continue or participate in any negotiations or discussions regarding an Alternative Acquisition Proposal, or provide any information or data to any Person with respect to an Alternative Acquisition Proposal, (iii) approve, endorse or recommend any Alternative Acquisition Proposal, (iv) enter into any letter of intent, agreement, agreement in principle, memorandum of understanding or similar document or commitment regarding an Alternative Acquisition Proposal or (v) release or permit the release of any Person from, waive or permit the waiver of any right under, fail to enforce any provision of, or grant any consent or make any election under, any confidentiality, “standstill” or similar agreement to which the Company or any of its Subsidiaries is a party.

(b) Notwithstanding anything to the contrary set forth in Section 4.2(a), until the receipt of the Company Stockholder Approval, the Company and its Representatives may (i) provide information (including non-public information) in response to a request therefor by a Person who has made after the date of this Agreement a written Alternative Acquisition Proposal if the Person so requesting such information executes an Acceptable Confidentiality Agreement (provided, that any non-public information provided to such Person, including if made available on an electronic datasite, shall be provided or made available to Parent prior to or concurrently with the time it is provided to such Person), and (ii) engage or participate in negotiations or discussions with any Person (including its Representatives and potential financing sources) who has made after the date of this Agreement a written Alternative Acquisition Proposal, if in the case of each of clauses (i) and (ii), such Alternative Acquisition Proposal did not result from a material breach of this Section 4.2 and the board of directors of the Company determines in good faith after consultation with its financial advisor and outside legal counsel, that such Alternative Acquisition Proposal constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal.

(c) In addition to the obligations of the Company set forth in this Section 4.2, the Company shall promptly (and in any event within twenty-four (24) hours of receipt) advise Parent in writing in the event (i) the Company or any of its Subsidiaries or, to the Company’s Knowledge, any of its or its Subsidiaries’ Representatives receives (A) any written indication by any Person that it intends to make an Alternative Acquisition Proposal or (B) an Alternative Acquisition Proposal, or (ii) any of the Company’s “named executive officers” (as defined by Item 402 of Regulation S-K under the Exchange Act) receives any indication by any Person that it intends to make an Alternative Acquisition Proposal, together with the material terms and conditions of such Alternative Acquisition Proposal, the identity of the Person making any such Alternative Acquisition Proposal, and a copy of any written Alternative Acquisition Proposal provided by such Person. The Company shall keep Parent informed on a reasonably current basis of the status and material terms and conditions (including, within twenty-four (24) hours, all material amendments or modifications) of any such Alternative Acquisition Proposal and shall promptly (and in any event within twenty-four (24) hours) provide or make available to Parent a copy of all written materials subsequently provided to the Company in connection with such Alternative Acquisition Proposal.

(d) Except as set forth in Section 4.2(e), neither the board of directors of the Company nor any committee thereof shall:

(i) withhold, withdraw, qualify or modify (or publicly propose to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation with respect to the Merger, fail to include the Company Recommendation in the Proxy Statement, or adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) an Alternative Acquisition Proposal;

(ii) make any recommendation or public statement in connection with a tender offer or exchange offer, other than a recommendation against such offer or a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act (it being understood that the board of directors of the Company may refrain from taking a position with respect to an Alternative Acquisition Proposal until the close of business on the tenth (10th) Business Day after the commencement of a tender offer or exchange offer in connection with such Alternative Acquisition Proposal pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered an adverse modification of the Company Recommendation) (each action set forth in clauses (i) and (ii) of this Section 4.2(d), a “Change of Recommendation”);

(iii) cause or permit the Company to approve, adopt, recommend or enter into, or publicly propose to approve, adopt, recommend or enter into, any acquisition agreement, merger agreement or similar definitive agreement, a letter of intent, memorandum of understanding, agreement in principle or similar document, agreement or understanding with respect thereto (other than an Acceptable Confidentiality Agreement) (an “Alternative Acquisition Agreement”) relating to any Alternative Acquisition Proposal (provided, that, for the avoidance of doubt, nothing in this Section 4.2 shall permit the Company to enter into an Alternative Acquisition Agreement prior to termination of this Agreement in accordance with its terms); or

(iv) take any action pursuant to Section 6.1(f).

(e) Notwithstanding the provisions of this Section 4.2, at any time prior to the time the Company Stockholder Approval is obtained, if the board of directors of the Company has received an Alternative Acquisition Proposal (that has not been withdrawn) that the board of directors of the Company determines constitutes a Superior Proposal, the board of directors of the Company may effect a Change of Recommendation or terminate this Agreement pursuant to Section 6.1(f) if, and only if, prior to the board of directors of the Company taking any such action:

(i) the Company shall have (A) provided to Parent a written notice, which notice shall (1) state that the Company has received an Alternative Acquisition Proposal which the board of directors of the Company has determined is a Superior Proposal and that the board of directors of the Company intends to take such action and (2) include the identity of the Person making such Superior Proposal, the most current written draft agreement relating to the transaction that constitutes such Superior Proposal and all related transaction agreements, (B) provided such notice to Parent at least four (4) Business Days prior to taking any such action (it being understood that any material amendment to the terms of such Superior Proposal shall require a new notice and a new two (2) Business Day period) and (C) if requested by Parent, negotiated in good faith with Parent during such four (4) Business Day period regarding revisions to this Agreement which would permit the Company not to effect a Change of Recommendation or take action pursuant to Section 6.1(f) in response to such a Superior Proposal; and

(ii) if Parent shall have delivered to the Company, within four (4) Business Days after receipt by Parent of the notice described in Section 4.2(e)(i), a written proposal capable of being accepted to amend the terms contemplated by this Agreement or the Financing Letters, the board of directors of the Company shall have in good faith determined (after consultation with outside legal counsel), after considering the terms of such proposal by Parent, that the Alternative Acquisition Proposal continues to constitute a Superior Proposal.

(f) The board of directors of the Company may also effect a Change of Recommendation at any time prior to the time the Company Stockholder Approval is obtained in the absence of a Superior Proposal if an Intervening Event shall have occurred and be continuing and prior to effecting such Change of Recommendation:

(i) the board of directors of the Company in good faith determines (after consultation with its outside legal counsel) that, in light of such Intervening Event, the failure to take such action would reasonably be expected to result in a breach of the fiduciary duties of the board of directors of the Company under applicable Law;

(ii) the board of directors of the Company shall have (A) provided to Parent a written notice, which notice shall (1) state that an Intervening Event has occurred and that the board of directors of the Company has determined that in light of such Intervening Event, the failure to effect a Change of Recommendation would reasonably be expected to result in a breach of the fiduciary duties of the board of directors of the Company under applicable Law and that the Company intends to take such action and (2) describe the Intervening Event in reasonable detail, (B) provided such notice to Parent at least four (4) Business Days prior to taking any such action and (C) if requested by Parent, negotiated in good faith with Parent during such four (4) Business Day period regarding revisions to this Agreement which would permit the Company not to effect a Change of Recommendation in response to such Intervening Event; and

(iii) if Parent shall have delivered to the Company a written proposal capable of being accepted to amend the terms contemplated by this Agreement or the Financing Letters, within four (4) Business Days after receipt of such notice, the board of directors of the Company shall have in good faith determined (after consultation with outside legal counsel), after considering the terms of such proposal by Parent, that the failure to effect a Change of Recommendation would reasonably be expected to result in a breach of the fiduciary duties of the board of directors of the Company under applicable Law.

(g) The Company agrees that any breach or violation of, or non-compliance with, this Section 4.2 by any Representative of the Company or any of its Subsidiaries, whether or not such Person is purporting to act on behalf of the Company or any of its Subsidiaries, shall be deemed to be a breach of this Agreement by the Company.

(h) Nothing contained in this Section 4.2 or elsewhere in this Agreement shall prohibit the Company or its board of directors from complying with Rule 14d-9, Rule 14e-2 or Item 1012 of Regulation M-A under the Exchange Act, or from making any disclosures to the holders of Company Common Stock if the board of directors of the Company in good faith determines (after consultation with its outside legal counsel) that the failure to make such disclosure would reasonably be expected to result in a breach of its fiduciary duties under applicable Law (including any “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act); provided, however, that any such disclosure shall be deemed to be a Change of Recommendation unless the board of directors of the Company expressly reaffirms its recommendation to the Company’s stockholders to vote in favor of the adoption of this Agreement in such disclosure.

Section 4.3 Meeting of the Company’s Stockholders.

(a) As promptly as reasonably practicable following the date of this Agreement (but no later than the fifteenth (15th) Business Day following the date of this Agreement), the Company shall (i) prepare and file with the SEC a preliminary proxy statement (as amended or supplemented from time to time, the “Proxy Statement”) with respect to a meeting of holders of Company Common Stock to be held for the purpose of obtaining the Company Stockholder Approval (the “Company Stockholders Meeting”); and (ii) in consultation with Parent, set a record date for the Company Stockholders Meeting and commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith. Parent and its counsel shall be given a reasonable opportunity to review and comment upon the Proxy Statement prior to the filing thereof with the SEC and the Company shall consider in good faith any comments reasonably proposed by Parent and it counsel. Parent shall furnish to the Company all information regarding Parent and its Affiliates that may be required (pursuant to the Exchange Act and other applicable Laws) to be set forth in the Proxy Statement. The Company shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after the Proxy Statement is filed with the SEC. The Company shall (to the extent required by applicable federal securities Laws): (x) promptly correct any information provided by it for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect and (y) take all steps necessary to cause the Proxy Statement as so corrected to be filed with the SEC and to the extent required by Law, disseminated to the stockholders of the Company. The Company shall promptly provide Parent and its counsel with a copy of any comments received by the Company from the SEC or its staff with respect to the Proxy Statement. Parent and its counsel shall be given a reasonable opportunity to review and comment upon the response to any comment letter and any amendment or supplement to the Proxy Statement prior to the filing thereof with the SEC, and the Company shall consider in good faith any comments reasonably proposed by Parent and its counsel.

(b) As promptly as reasonably practicable after the SEC or its staff advises that it has no further comments on the Proxy Statement or that the Company may commence mailing the Proxy Statement, the Company shall (subject to applicable Laws, rules and regulations of Nasdaq and the requirements of the Company’s certificate of incorporation and bylaws) take all action reasonably necessary to convene the Company Stockholders Meeting and to cause the Proxy Statement to be mailed to the Company’s stockholders. Notwithstanding anything to the contrary contained in this Agreement, the Company may, after consultation with and prior written approval of Parent (not to be unreasonably withheld, conditioned or delayed), delay convening, postpone or adjourn the Company Stockholders Meeting if the Company determines in good faith that the delay, postponement or adjournment of the Company Stockholders Meeting is necessary or appropriate in order to obtain sufficient votes to obtain the Company Stockholder Approval or, with respect to disclosure matters, is required by the Company to comply with applicable Law. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to the first sentence of this Section 4.3(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Alternative Acquisition Proposal or the occurrence of any Change of Recommendation.

(c) Subject to Section 4.2 and Section 4.3, (i) the board of directors of the Company shall include the Company Recommendation in the Proxy Statement, and (ii) the Company shall use reasonable best efforts to obtain the Company Stockholder Approval.

Section 4.4 Consents, Approvals and Filings; Other Actions.

(a) Each of the Company, Parent and Merger Sub shall, and shall cause their respective Subsidiaries to use their reasonable best efforts to: (i) cause the conditions to Closing to be satisfied as promptly as practicable, (ii) assuming the Company has provided all information as Parent reasonably requires from the Company related to the Required Approvals to Parent by June 22, 2012, make and effect prior to June 26, 2012 (or, to the extent that the Company provides such information after June 22, 2012, within two (2) Business Days of the receipt of such information by Parent) all registrations, filings, notifications, applications and submissions required to be made or effected by it pursuant to Healthcare Laws (and other applicable Laws with respect to the Merger) to take all actions necessary to initiate obtaining the Required Approvals; (iii) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Merger as promptly as practicable after the date of this Agreement (and in any event, on or before July 9, 2012 unless otherwise mutually agreed by the parties); and (iv) take or cause to be taken, on a timely basis, all other actions necessary or appropriate for the purpose of consummating and effectuating the transactions contemplated by this Agreement as promptly as practicable following the date of this Agreement. Without limiting the generality of the foregoing, each of the Company, Parent and Merger Sub agrees to use reasonable best efforts to: (x) promptly provide all information requested by any Governmental Entity in connection with the Merger or any of the other transactions contemplated by this Agreement (including with respect to the Required Approvals); (y) promptly take, and cause its Affiliates to take, all actions necessary to secure the expiration or termination of any applicable waiting period under the HSR Act and obtain any antitrust clearance or similar clearance required to be obtained from any foreign competition authority or any other Governmental Entity in connection with the transactions contemplated by this Agreement; and (z) promptly provide all notifications and registrations required by, and file all applications and other filings with, each relevant Governmental Entity or third party seeking any necessary or appropriate consent, approval, waiver or other authorization (including the Required Approvals) from such Governmental Entity or third party required to consummate the transactions contemplated by this Agreement. The Company, on the one hand, and Parent and Merger Sub, on the other hand, shall provide the other with all information and signatures necessary for the preparation and filing of such applications, notifications and filings on a timely basis, and shall use reasonable best efforts to cooperate with one another to obtain the requisite consents, approvals, waivers or other authorizations (including the Required Approvals) and to prosecute the applications or other requests for consent, approval, waiver or authorization (including the Required Approvals) diligently and in good faith.

(b) Without limiting the generality of anything contained in Section 4.4(a) or Section 4.4(c), each party hereto shall: (i) give the other parties a reasonable opportunity to review and comment on the applications contemplated by Section 4.4(a) and consider in good faith comments reasonably proposed by such parties and their counsel; (ii) give the other parties prompt notice of the commencement by any Governmental Entity of any investigation, action or Legal Proceeding by or before any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement, including with respect to any action with respect to any of the Required Approvals; (iii) keep the other parties reasonably informed as to the status of any such investigation, action or Legal Proceeding; and (iv) promptly inform the other parties of any material communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Entity regarding the Merger and the other transactions contemplated by this Agreement, including with respect to the Required Approvals. Each party hereto will consult and cooperate with the other parties and will consider in good faith the views of the other parties and their counsel in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion, proposal or other document made or submitted in connection with any investigation, action or Legal Proceeding under or relating to (x) the HSR Act or any other federal, state or foreign antitrust, competition or fair trade law, (y) any Law enforced or administered by any Governmental Entity or (z) the Required Approvals. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such investigation, action, request for approval or Legal Proceeding, each party hereto will permit authorized representatives and counsel of the other parties to be present at each substantive meeting or conference relating to such investigation, action, request for approval or Legal Proceeding and to have access to and be consulted in connection with any substantive document, opinion or proposal made or submitted to any Governmental Entity in connection with such investigation, action, request for approval or Legal Proceeding. Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 4.4(b) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel.

(c) Without limiting the generality of anything contained in Section 4.4(a) or Section 4.4(b), Parent and Merger Sub shall take or cause to be taken the following actions: (i) the prompt use of reasonable best efforts to avoid the entry of any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement; and (ii) the prompt use of reasonable best efforts, in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination or decree is entered or issued, or becomes reasonably foreseeable or threatened to be entered or issued, in any proceeding, review or inquiry of any kind that would make consummation of the Merger in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement, to resist, vacate, modify, reverse, suspend, prevent, eliminate, avoid or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination or decree so as to permit such consummation on the schedule contemplated by this Agreement; provided, however, that notwithstanding the foregoing, nothing contained in this Agreement shall be construed to require Parent or Merger Sub to (x) institute any Legal Proceedings against any Governmental Entity or (y) undertake any efforts or to take any action if the taking of such efforts or action is or would reasonably be expected to result, individually or in the aggregate, in a material and adverse effect on the assets, liabilities, business, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole (each of such actions, a “Burdensome Condition”); and neither the Company nor any of its Subsidiaries shall take any action that has the effect of, or agree with any Governmental Entity to, any Burdensome Condition without the prior written consent of Parent.

(d) Nothing in this Section 4.4 shall obligate Parent, Merger Sub or the Company to take any action that is not conditioned on the consummation of the transactions contemplated hereby.

(e) Prior to the Closing Date, the Acquired Entities shall use commercially reasonably efforts to comply with any and all effects bargaining or other bargaining in connection with the transactions contemplated by this Agreement or other bargaining obligations to any labor union, trade union or other labor organization.

(f) Prior to the Closing, the Company shall cooperate with Parent and Merger Sub to implement certain transactions among the Company and its Subsidiaries, including liquidations, conversions and mergers, as determined by Parent, the consummation of which would occur on the Closing Date, immediately prior to the Closing (any such transaction, a “Pre-Acquisition Reorganization”); provided, that any such Pre-Acquisition Reorganization shall (i) not impede, delay or prevent consummation of the Merger (including by giving rise to litigation by third parties), (ii) be structured so as not to prejudice, in the reasonable opinion of the Company, the interests of any holders of shares of Company Common Stock, Company Options, Company RSUs or Company Restricted Stock, (iii) not require the Company to obtain the approval of holders of shares of Company Common Stock, (iv) not be considered in determining whether a representation, warranty or covenant of the Company hereunder has been breached, (v) not be structured to require the Company or any of its Subsidiaries to take any action in contravention of any Law or existing Contract, (vi) be conditioned upon Parent confirming that Parent and Merger Sub are prepared to proceed immediately with the Closing and providing any other evidence reasonably requested by the Company that the Closing will occur (it being understood that in any event the Pre-Acquisition Reorganization will be deemed to have occurred immediately prior to the Closing), and (vii) not be effective prior to the Closing Date, and then only if it is reasonably certain, in the Company’s reasonable judgment, that the Merger will become effective that same day, and that such Pre-Acquisition Reorganization can be reversed or unwound without adversely affecting the Company, its Subsidiaries, or their respective operations, properties and assets, in the event the Merger does not become effective and this Agreement is terminated. Parent acknowledges and agrees that (x) any Pre-Acquisition Reorganization or related actions could require the consent of third parties or Governmental Authorities, and the Company shall be under no obligation to seek or pay any value to obtain such consents, and (y) the completion of any Pre-Acquisition Reorganization or related actions shall not be a condition to consummation of the Merger. Parent shall, concurrently upon request by the Company, forthwith reimburse the Company for all reasonable and documented out of pocket fees and expenses (including any reasonable and documented out of pocket professional fees and expenses) incurred, directly or indirectly, by the Company and its Subsidiaries in considering and cooperating with Parent in connection with any request to effect a Pre-Acquisition Reorganization, shall be responsible for all reasonable and documented out of pocket fees and expenses of the Company and its Subsidiaries in reversing or unwinding (in the event this Agreement is terminated) any Pre-Acquisition Reorganization that was effected, and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives for and against any and all reasonable and documented out of pocket losses and liabilities (including Taxes) suffered or incurred by them, directly or indirectly, in connection with, or as a result of any action taken pursuant to, this Section 4.4(f). The obligation of Parent to reimburse the Company and its Subsidiaries for reasonable and documented out of pocket fees and expenses, to be responsible for reasonable and documented out of pocket costs as set out in this Section 4.4(f) and to indemnify and hold harmless the Company and its Subsidiaries for any reasonable and documented out of pocket losses and liabilities (including Taxes) suffered or incurred by them, directly or indirectly, in connection with, or as a result of any action taken pursuant to, this Section 4.4(f) will be in addition to any other payment Parent may be obligated to make pursuant to this Agreement and will survive termination of this Agreement.

(g) Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (i) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time, and (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 4.5 Access. Upon reasonable notice, the Company shall afford Parent’s officers and other authorized representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to the Acquired Entities’ properties, books and records, and personnel (including reasonable access to the Real Property and the buildings, structures, fixtures, appurtenances and Improvements thereon to conduct an investigation with respect to the Company and its Subsidiaries’, as applicable, legal and environmental compliance with respect to the Real Property and the environmental condition of the Real Property), and, during such period, the Company shall cause to be furnished or made available promptly to Parent all readily available information concerning its business as Parent may reasonably request; provided, however, that the Company shall not be required to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would: (i) result in the disclosure of any trade secrets of third parties or violate any obligation of any of the Acquired Entities with respect to confidentiality (provided, that the Company shall use commercially reasonable efforts to obtain the required consent of such third party to provide such access or disclosure); (ii) jeopardize protections afforded any of the Acquired Entities under the attorney-client privilege or the attorney work product doctrine (provided, that the Company shall use commercially reasonable efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of attorney-client privilege); or (iii) include information that identifies specific customers or other confidential information with respect to any specific customer relationship to the extent such disclosure is prohibited by applicable Laws (provided, that in the case that any such access or disclosure is limited for the reasons described in clause (i) through (iii), Parent and the Company each agree to use commercially reasonable efforts to establish a process that (through use of steps such as targeted redactions, provision of information to counsel to review and summarize for Parent or use of a “clean room” environment for analysis and review of information by joint integration teams in coordination with counsel and the Company) will provide Parent with timely access to the fullest extent possible to the substance of the information described in this Section 4.5). In addition, the Company shall (x) periodically deliver or make available to Parent written notice of any pending (or, to the

Knowledge of the Company, threatened) Legal Proceeding and updates to the material Legal Proceedings set forth on Section 2.12(a) of the Company Disclosure Schedule and (y) promptly deliver or make available to Parent copies of (A) any amendments, modifications, waivers or notices of default or termination, with respect to the Real Estate Leases and (B) any complaints, answers, pleadings, filings or correspondence regarding any current or future proceedings, litigation or administrative actions, affecting any Facility, the Company or any of its Subsidiaries. All information obtained by Parent and its Representatives pursuant to this Section 4.5 shall be treated as “Confidential Information” for purposes of the Confidentiality Agreement.

Section 4.6 Notification of Certain Matters. Each party hereto shall give prompt notice to the other parties of the discovery by such party of: (a) any inaccuracy in any representation or warranty of any party hereto that would make the conditions set forth in Section 5.2(a) or Section 5.3(a) incapable of being satisfied or (b) any failure on the part of any party hereto to comply with any of its covenants contained in this Agreement that would make the conditions set forth in Section 5.2(b) or Section 5.3(b) incapable of being satisfied; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of the Company set forth herein or the conditions to the obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement, including the Merger, or the remedies available to the parties hereunder. In addition, the Company shall promptly notify Parent of the Company’s or any of its Subsidiaries’ entry into or material amendment or termination prior to the expiration of the existing term of any Material Contract set forth on Section 2.10(a)(ii) to which the Company or any such Subsidiary is a party.

Section 4.7 Publicity. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent, and thereafter, except with respect to any Change of Recommendation or other action taken by the Company pursuant to Section 4.2, the Company and Parent shall consult with each other before issuing, and give each other a reasonable opportunity to review and comment on, any press releases or other public statements or statements to employees with respect to the transactions contemplated by this Agreement or filings with any Governmental Entity with respect to the transactions contemplated by this Agreement, except as may be required by applicable Law, court process or the rules of a national securities exchange or to the extent such release or statement is consistent with releases or statements already made in compliance with this Section 4.7. The restrictions in this Section 4.7 shall not apply to any press release or public statement made in connection with any dispute between the parties hereto regarding this Agreement, the Merger or the other transactions contemplated by this Agreement.

Section 4.8 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, the Surviving Company will, and Parent will cause the Surviving Company and its Subsidiaries to, fulfill and honor in all respects the obligations of the Acquired Entities pursuant to: (i) each indemnification agreement in effect between any of the Acquired Entities and any Indemnified Party as set forth in Section 4.8(a) of the Company Disclosure Schedule; and (ii) any indemnification provision, expense advancement provision and any exculpation provision set forth in the certificate of incorporation or bylaws or equivalent organizational documents of the Acquired Entities as in effect on the date of this Agreement. The certificate of incorporation and bylaws of the Surviving Company and equivalent organizational documents of the Surviving Company’s Subsidiaries shall contain the provisions with respect to indemnification, expense advancement and exculpation from liability at least as favorable as the indemnification, expense advancement and exculpation from liability provisions set forth in the Company’s certificate of incorporation and bylaws and equivalent organizational documents of the Company’s relevant Subsidiaries on the date of this Agreement, and, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, such provisions shall not be amended, repealed or otherwise modified in any manner that could adversely affect the rights thereunder of any Indemnified Party.

(b) Through the sixth (6th) anniversary of the Effective Time, the Surviving Company will maintain, and Parent shall cause to be maintained, in effect, for the benefit of the Indemnified Parties, the current level and scope of directors’ and officers’ liability insurance coverage as set forth in the Company’s current directors’ and officers’ liability insurance policy in effect as of the date of this Agreement and provided to Parent; provided, however, that: (i) in no event shall Parent be required to expend in any one year an amount in excess of 300% of the annual premium currently payable by the Company with respect to such current policy (the “Annual Cap”), it being understood that if the annual premiums payable for such insurance coverage exceed the Annual Cap, Parent shall be obligated to obtain a policy with the greatest coverage available for a cost equal to the Annual Cap; and (ii) in lieu of the foregoing, and notwithstanding anything contained in clause (i) above, the Company in consultation with Parent may obtain a prepaid “tail” policy prior to the Effective Time that provides the Indemnified Parties with directors’ and officers’ liability insurance for a period ending no earlier than the sixth (6th) anniversary of the Effective Time; provided, that the cost per annum of such “tail” policy shall be subject to the Annual Cap.

(c) If Parent or the Surviving Company or any of their successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume all of the obligations of the Surviving Company (or Parent) set forth in this Section 4.8.

(d) The Indemnified Parties are intended to be third party beneficiaries of this Section 4.8, with full rights of enforcement as if a party thereto. The rights of the Indemnified Parties under this Section 4.8 shall be in addition to, and not in substitution for, any other rights that such persons may have under the relevant certificates of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Law (whether at law or in equity).

(e) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 4.8 is not prior to or in substitution for any such claims under such policies.

(f) For purposes of this Agreement, each Person who is or was an officer or director of any of the Acquired Entities at or at any time prior to the Effective Time shall be deemed to be an “Indemnified Party.”

Section 4.9 Financing.

(a) (i) Each of Parent and Merger Sub shall use reasonable best efforts to obtain the Financing on the terms and conditions (including the flex provisions) described in the Financing Letters pursuant to the terms thereof and satisfy the conditions to the Financing as described in the Financing Letters (including the repayment of any indebtedness to the extent such repayment is a condition to the Financing) and shall not permit any termination, amendment or modification to be made to, or any waiver of any provision under, or any replacement of, any of the Financing Letters or any fee or other letter or agreement relating thereto if such termination, amendment, modification, waiver or replacement (A) reduces the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount) to the extent that Parent would not be able to fund the aggregate Merger Consideration, the aggregate Option Consideration, the aggregate Company RSU Consideration and all fees, expenses and other amounts contemplated to be paid by Parent, Merger Sub or the Surviving Company on the Closing Date pursuant to this Agreement or (B) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of Financing, or otherwise expands, amends or modifies any other provision of the Financing Letters, in a manner that would reasonably be expected to (x) delay or prevent or make less likely the funding of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date or (y) adversely impact the ability of Parent or Merger Sub, as applicable, to enforce its rights against other parties to the Financing Letters or the definitive agreements with respect thereto; provided, that Parent and Merger Sub may amend any of the Financing Letters to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed such Financing Letters as of the date of this Agreement to the extent that the commitments of any of the Lead Lenders to provide all of the Financing are not terminated or reduced as a result of any such amendment. Parent shall promptly deliver to the Company copies of any termination, amendment, modification, waiver or replacement of any of the Financing Letters or of any fee or other letter or agreement relating thereto (redacted as in the case of such fee or other agreement in a manner contemplated by Section 3.6). Parent and Merger Sub shall use reasonable best efforts to, subject to provision by the Company of the Required Information, cause the Marketing Period to commence on or before July 16, 2012.

(ii) Each of Parent and Merger Sub shall use reasonable best efforts (A) to maintain in effect each of the Financing Letters, (B) to, as soon as practicable, negotiate and enter into definitive agreements with respect to each of the Financing Letters with, subject to the restrictions contained in Section 4.9(a)(i), the conditions to funding contained in the Financing Letters and on the terms (including the flex provisions) contained in the Financing Letters (or as to terms that are not directly or indirectly related to any condition to closing or the availability of the Financing on other terms acceptable to Parent, Merger Sub and the Lead Lenders), (C) to satisfy on a timely basis all conditions to receipt of the Financing at the Closing set forth therein that are within its control (other than any condition where the failure to be so satisfied is a direct result of the Company’s failure to furnish required and requested information described in Section 4.9(b)) and, upon satisfaction of the conditions set forth in the Financing Letters, to consummate the Financing at or prior to the Closing, including using its reasonable best efforts to cause the Lead Lenders and the other persons committing to fund the Financing to fund the Financing at the Closing, and (D) to comply with its obligations, including the payment of any and all commitment or other fees and expenses in a timely manner that become payable, under each of the Financing Letters. Parent shall keep the Company informed on a current basis and in reasonable detail of the status of its efforts to arrange the Financing. Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt notice, (x) of any breach or default by any party to any of the Financing Letters or definitive agreements related to the Financing of which Parent or Merger Sub become aware, (y) of the receipt of any written notice or other written communication from any Financing Source with respect to any (1) actual breach, default, termination or repudiation by any party to any of the Financing Letters or definitive agreements related to the Financing of any provisions of any of the Financing Letters or definitive agreements related to the Financing or (2) material dispute or disagreement relating to the Financing, including with respect to the obligation to fund the Financing or the amount of the Financing to be funded at Closing, and (z) if at any time for any reason Parent or Merger Sub believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms and conditions, in the manner or from the sources contemplated by the Financing Letters or definitive agreements related to the Financing. If any portion of the Financing otherwise becomes unavailable, and such portion is reasonably required to fund the aggregate Merger Consideration, the aggregate Option Consideration, the aggregate Company RSU Consideration and all fees, expenses and other amounts contemplated to be paid by Parent, Merger Sub or the Surviving Company pursuant to this Agreement, Parent and Merger Sub shall use their reasonable best efforts, at their sole expense, to arrange and obtain in replacement thereof, as promptly as reasonably practicable, alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement with terms and conditions, taken as a whole, not less favorable to Parent and Merger Sub (or their Affiliates), including conditions to closing not less favorable to the Company and its Affiliates, than the terms and conditions set forth in each of the Financing Letters. Parent shall promptly deliver to the Company true and complete copies of all contracts pursuant to which any such alternative source shall have committed to provide any portion of the Financing and all other fee and other agreements related thereto (redacted as in the case of such fee or other agreement in a manner contemplated by Section 3.6). For purposes of this Section 4.9 and Section 3.6, references to “Financing” shall include the financing contemplated by the Term Loan Financing Letter and the ABL Financing Letter, as permitted by this Section 4.9 to be amended, modified or replaced, and references to “Financing Letter” or “Financing Letters” shall include, as the case may be, such documents as permitted by this Section 4.9 to be amended, modified or replaced, in each case from and after such amendment, modification and replacement.

(b) From the date of this Agreement through the Closing Date, the Company shall provide to Parent and Merger Sub, and shall cause each of its Subsidiaries to provide, and shall use its reasonable best efforts to cause its Representatives, including legal and accounting, to provide cooperation reasonably requested by Parent that is necessary or reasonably desirable in connection with Parent’s and Merger Sub’s efforts to obtain the Financing or any permitted replacement, amended, modified or alternative financing (collectively with the Financing, the “Available Financing”) (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including (i) (A) furnishing Parent and Merger Sub and their Financing Sources with such pertinent and customary information (other than financial information, which is covered by clause (ii) below), to the extent reasonably available to the Company, regarding the Company and its Subsidiaries as may be reasonably requested in writing by Parent to consummate the lender financing contemplated by the Available Financing at the time during the Company’s fiscal year such loan offerings will be made and (B) furnishing Parent and Merger Sub and their Financing Sources with information (other than financial information, which is covered by clause (ii) below) regarding the Company and its Subsidiaries (including information to be used in the preparation of one or more information packages regarding the business, operations, financial projections and prospects of the Company and its Subsidiaries) customary for the arrangement of loans contemplated by the Available Financing, to the extent reasonably available to the Company and reasonably requested in writing by Parent to assist in preparation of customary offering or information documents or rating agency or lender presentations relating to such arrangement of loans (other than financial information, which is covered by clause (ii) below), (ii) furnishing Parent and Merger Sub and the Lead Lenders financial statements and pro forma financial statements of the Company and its Subsidiaries that are required under the Financing Letters (as in effect on the date of this Agreement) to the extent reasonably requested by Parent to consummate the Financing at the time the Financing is to be consummated, including financial information and data reasonably necessary to satisfy the conditions set forth in the Financing Letters in effect on the date hereof and as may be reasonably requested by Parent (the information, data, financial statements, pro forma financial statements and other financial data and financial information referred to in clauses (i) and (ii) of this Section 4.9(b) that has been requested in writing in accordance thereof shall mean the “Required Information”), (iii) participating in a reasonable number of meetings, drafting sessions and due diligence sessions at times and in locations reasonably acceptable to the Company (including one or more customary lender meetings with the parties acting as lead arrangers, bookrunners or agents for, and prospective lenders for the Available Financing and senior management and Representatives, with appropriate seniority and expertise, of the Company), and reasonably cooperating with the marketing efforts of Parent and Merger Sub and their Financing Sources, in each case in connection with the Available Financing, (iv) assisting with the preparation of materials for rating agency presentations, lender information memoranda and similar documents prepared by Parent and Merger Sub and reasonably required in connection with the Available Financing as may be reasonably requested by Parent; provided, that any rating agency presentations, lender information memoranda and similar documents required in connection with the Available Financing shall contain disclosure reflecting the Surviving Company and/or its Subsidiaries as the obligor, (v) using commercially reasonable efforts to obtain such consents, approvals, authorizations and instruments which may be reasonably requested by Parent in connection with the Available Financing and collateral arrangements, including customary payoff letters, releases of liens and instruments of termination or discharge, (vi) reasonably facilitating all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Available Financing and to permit the proceeds thereof to be made available to the Surviving Company immediately after the Effective Time, (vii) assisting in the preparation, negotiation and execution (subject to the occurrence of the Effective Time and to be effective on the Closing Date) of one or more credit agreements, pledge agreements, security agreements, guarantees and other definitive financing documents or other certificates, customary closing certificates and documents as may be reasonably requested by Parent and that are required to be obtained under the Financing Letters at Closing; provided, that no obligation of the Company or any of its Subsidiaries under any such agreements or documents shall be effective until the Effective Time, (viii) assisting with and facilitating the granting of security interests (and the perfection thereof) in assets of the Company and its Subsidiaries required to be pledged as collateral under the Financing Letters at Closing subject to the proviso in clause (vii) hereof; (ix) using commercially reasonable efforts to obtain customary authorization letters with respect to the bank information memoranda and consents of accountants to the use of their reports in any materials relating to the Available Financing, (x) in connection with the Financing, providing customary authorization letters to the Financing Sources of the Financing, as reasonably requested by Parent and Merger Sub, authorizing the distribution of information to prospective lenders, subject to customary confidentiality undertakings and (xi) cooperating reasonably with the due diligence of the Financing Sources of the Financing, to the extent customary and reasonable and to the extent not unreasonably interfering with the business of the Company. Notwithstanding the foregoing, (x) no Pre-Closing Director shall be required to take any action with respect to the foregoing and neither the Company nor any of its Subsidiaries shall be obligated to take any action that requires action or approval by the Pre-Closing Directors; (y) no obligation of the Company or any of its Subsidiaries or Representatives under any agreement, certificate, document or instrument undertaken pursuant to the foregoing (other than the authorization letters referred to above) shall be effective until the Effective Time; and (z) none of the Company or any of its Subsidiaries or Representatives shall be required to pay any commitment or other similar fee or incur any other liability, cost or expense that is not simultaneously reimbursed by Parent in connection with the Available Financing prior to the Effective Time. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 4.9 (without duplication of any reimbursement pursuant to the preceding sentence).

(c) If requested by Parent at least five (5) Business Days prior to the Closing, then at least three (3) Business Days prior to the Closing, the Company shall deliver a notice of prepayment and commitment termination in accordance with the prepayment and commitment termination provisions of the Credit Agreement to the administrative agent (or similar person) under the Credit Agreement (the “Credit Agreement Agent”).

(d) If requested by Parent at least ten (10) Business Days prior to the Closing, then at least one (1) Business Day prior to the Closing, the Company shall use reasonable best efforts to deliver to Parent a payoff letter in customary and substantially final form from the lenders, or the Credit Agreement Agent on behalf of the lenders, under the Credit Agreement, which (i) confirms the aggregate outstanding amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or any other outstanding and unpaid Obligations (as defined in the Credit Agreement) under the Credit Agreement as of the anticipated Closing (and the daily accrual of interest thereafter) (the “Payoff Amount”) and (ii) provides for (A) the termination of the Credit Agreement and the related Loan Documents (as defined in the Credit Agreement) and (B) the release of Liens and guarantees granted in connection with the Credit Agreement, excluding, in the case of clauses (i) and (ii)(B) above, indemnification and other customary obligations that survive under the Credit Agreement. If requested by Parent, the Company shall use commercially reasonable efforts to obtain customary documents, terminations and releases (including with respect to outstanding mortgages to the extent required as a condition to closing under any of the Financing Letters), as are reasonably necessary to release all Liens and all guarantees granted in connection with the Credit Agreement substantially concurrently with the Closing, subject to the receipt by such lenders of the applicable Payoff Amount and the replacement (or cash collateralization or backstopping) of any then outstanding letters of credit of the Company, to the extent agreed by the Company’s lenders, under the Credit Agreement.

(e) Each of Parent and Merger Sub acknowledges and agrees that neither obtaining the Financing nor obtaining any Available Financing is a condition to the consummation of the Merger. Parent and Merger Sub acknowledge and agree that the Company and its Affiliates and its and their respective Representatives shall not, prior to the consummation of the transactions contemplated hereby at Closing, have any responsibility for, or incur any liability to any person under, any financing that Parent and Merger Sub may raise in connection with the transactions contemplated by this Agreement or any cooperation provided pursuant to this Section 4.9 (other than, in the case of the Company, liability to Parent for breach of the Company’s obligations under Section 4.9(b)) and that Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company and its Affiliates and its and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them as a result of any action against any of such parties arising out of (A) the arrangement of the Financing or any Available Financing, (B) the information used in connection therewith and (C) any acts performed by the Company or its Subsidiaries under this Section 4.9 including at Parent’s or Merger Sub’s request under this Section 4.9.

Section 4.10 Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable to cause the transactions contemplated by this Agreement and any other dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 4.11 Director Resignations. The Company shall use commercially reasonable efforts to cause to be delivered to Parent resignations executed by each director of the Company and its Subsidiaries in office immediately prior to the Effective Time (other than with respect to any directors identified by Parent in writing to the Company two (2) Business Days prior to the Closing Date), which resignations shall be effective at the Effective Time.

Section 4.12 Stockholder Litigation. In the event that any stockholder litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought, or, to the Knowledge of the Company, threatened in writing, against the Company and/or the members of the board of directors of the Company prior to the Effective Time, the Company shall promptly notify Parent of any such stockholder litigation brought, or, to the Knowledge of the Company, threatened in writing against the Company and/or members of the board of directors of the Company and shall keep Parent reasonably informed with respect to the status thereof. Neither the Company nor any Subsidiary or Representative of the Company shall settle or agree to settle any such stockholder litigation or consent to the same unless Parent shall have consented in writing (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 4.13 Delisting. Each of the parties hereto agrees to cooperate with the other parties in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from Nasdaq and terminate its registration under the Exchange Act, provided, that such delisting and termination shall not be effective until after the Effective Time.

Section 4.14 Takeover Statute. If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state antitakeover Law or regulation becomes, or purports to become, applicable to the Merger or the other transactions contemplated by this Agreement, each of the Company, Parent and Merger Sub shall grant such approvals and take such actions as are reasonably necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Merger or the other transactions contemplated by this Agreement.

Section 4.15 Employee Benefits.

(a) Parent shall ensure that, as of the Closing Date, each Continuing Employee receives full credit (for all purposes, including eligibility to participate, vesting, vacation entitlement and severance benefits, but excluding benefit accrual) for service with the Acquired Entity (or predecessor employers to the extent the Acquired Entity provides such past service credit under its employee benefit plans) under each of the comparable employee benefit plans, programs and policies of Parent, the Surviving Company or the relevant Subsidiary, as applicable, in which such Continuing Employee becomes a participant, except in each case to the extent such recognition would result in a duplication of benefits. With respect to each health or welfare benefit plan maintained by Parent, the Surviving Company or the relevant Subsidiary for the benefit of any Continuing Employees, Parent shall (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan, to the extent waived or satisfied under the comparable Company Plan and (ii) cause each Continuing Employee to be given credit under such plan for all amounts paid by such Continuing Employee under any similar Company Plan for the plan year that includes the Closing Date for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable plan maintained by Parent, the Surviving Company or the relevant Subsidiary, as applicable, for the plan year in which the Closing Date occurs.

(b) Nothing in this Agreement (i) shall require Parent, the Surviving Company or any of their Subsidiaries to continue to employ any particular employee of an Acquired Entity following the Closing Date, (ii) shall be construed to prohibit Parent, the Surviving Company or any of their Subsidiaries from amending or terminating any Company Plan, or (iii) shall require Parent, the Surviving Company or any of their Subsidiaries to take any action reasonably believed to be in violation of any applicable Collective Bargaining Agreement. No provision of this Agreement shall (x) create any third party beneficiary rights in any employee or any beneficiary or dependents thereof with respect to the compensation, terms and conditions of employment and benefits that may be provided, or (y) be construed as in any way modifying or amending the provisions of any Company Plan.

Section 4.16 Equity Contributions. If upon the consummation of the Closing (a) Parent would not be in compliance with the tangible net worth covenant contained in Section 10.1 of the TNW Guaranty (the “TNW Covenant”), and (b) such non-compliance has not been waived in writing by the landlords to the TNW Lease, which landlords are the beneficiaries of the TNW Guaranty, Parent shall obtain, on or prior to the Closing Date, one or more equity contributions in an aggregate amount not to exceed Fifty Million Dollars ($50,000,000), to the extent such equity contributions would result in Parent being in compliance with the TNW Covenant upon the consummation of the Closing.

ARTICLE V

CONDITIONS TO THE MERGER

Section 5.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver by Parent and the Company, if permissible under applicable Laws) on or prior to the Closing Date of the following conditions:

(a) Stockholder Approval. The Company shall have obtained the Company Stockholder Approval;

(b) HSR Act. Any waiting period (and any extension of such period) under the HSR Act applicable to the transactions contemplated by this Agreement shall have expired or otherwise been terminated;

(c) Other Governmental Approvals. The approvals of the Merger from the federal and state regulatory agencies (or equivalent or successor agencies thereof) that are set forth in Section 5.1(c) of the Company Disclosure Schedule (each an “Agency”) shall have been obtained (the “Required Approvals”). This condition shall be deemed satisfied upon the occurrence of any one of the following events (each an “Approval Event”) in response to the notifications and filings provided to such Agency pursuant to Section 4.4(a) and any subsequent filings (the “CHOW Notices”): (i) the receipt of confirmation in writing, which may be in the form of an electronic message, or verbally (if confirmed in a writing to the Agency) that the parties are authorized by the Agency to proceed with the Merger on the terms outlined in the CHOW Notice submitted to the Agency or (ii) the failure of such Agency to advise one or more of the parties in writing or verbally (if confirmed in a writing to the Agency) by October 31, 2012 (and for the avoidance of doubt, the condition contained in this Section 5.1(c) shall not be capable of satisfaction with respect to a particular Agency pursuant to this clause (ii) until October 31,

2012 unless the parties hereto otherwise agree in writing) that the certificate of need, licensure, Medicare or Medicaid approval, as applicable, is required for the authorization of the Merger or that the matter is under further consideration or review. Once an Approval Event has occurred with respect to an Agency, this condition will be deemed satisfied as to such Agency even if (A) after the Closing, a new license or other documentation will be issued by such Agency to one or more of the parties in connection with the consummation of the Merger or (B) notice to or informational filings are required or permitted to be made by one or more of the parties with such Agency after the Closing. Following an Approval Event, the condition shall no longer be deemed satisfied as to such Required Approval if (x) the applicable Agency provides written or verbal (if confirmed in a writing to the Agency) withdrawal of authorization to proceed with the Merger; (y) any change in applicable Laws occurs that has the effect of requiring formal or additional filings before authorization to proceed with the Merger will be issued or re-issued; or (z) an Agency for which the condition contained in this Section 5.1(c) was previously believed to be satisfied pursuant to clause (ii) above notifies one or more of the parties verbally (if confirmed in a writing to the Agency) or in writing that the certificate of need, licensure, Medicare or Medicaid approval, as applicable, is required for the authorization of the Merger or that the matter is under further consideration or review. Notwithstanding anything herein to the contrary, if at any time after October 31, 2012, the Required Approvals have all been obtained except with respect to three or fewer of the Facilities so long as (1) each such Facility is not located in a state where more than three Facilities (such term, in this case only, inclusive of Facilities owned, leased or managed by Parent or any of its Subsidiaries) are located, and (2) no Parent Related Party may be held criminally liable for the consummation of the transactions contemplated by this Agreement without any such Required Approval (taking into account whether any such criminal liability could be avoided if the parties close the applicable Facility on or before the Closing and provided that if the applicable Facility must be closed prior to the Closing in order to avoid criminal liability, then notwithstanding anything to the contrary in this Agreement (including Section 4.1), the Company may take all actions reasonably necessary to close or transfer such Facility and Parent and Merger Sub shall not be required to complete the Closing until the first to occur of (Q) such Facility has been transferred or closed, (R) the Required Approval for such Facility is otherwise obtained or (S) the applicable Agency agrees in writing that the closing or transfer of such Facility can occur post-Closing), then the condition contained in this Section 5.1(c) will be deemed to be fully satisfied irrespective of the failure to obtain such Required Approvals; and

(d) Statutes and Injunctions. No (i) temporary restraining order or preliminary or permanent injunction or other Order by any federal or state court or other tribunal of competent jurisdiction preventing consummation of the Merger shall be in effect, (ii) applicable Law prohibiting consummation of the Merger shall be in effect, and (iii) Governmental Entity shall have instituted any action, claim, suit or proceeding (which remains pending at what otherwise would be the Closing Date) seeking to enjoin, restrain or otherwise prohibit the consummation of the Merger.

Section 5.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver by Parent, if permissible under applicable Laws) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Sections 2.1, 2.4, 2.7(b), 2.22, 2.23, 2.25 and 2.26 shall be accurate in all material respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent any such representation or warranty speaks as of the date of this Agreement or any other specific date, in which case such representation or warranty shall have been accurate in all respects as of such date), (ii) the representations and warranties of the Company set forth in Sections 2.3(a), 2.3(b) and 2.3(c) shall be accurate in all but de minimis respects as of the date of this Agreement and as of the Closing Date as if made on the Closing Date (for purposes of this Section 5.2(a)(ii) only, “de minimis” means any inaccuracy that would give rise to or result in any increased Liabilities, damages or costs (i.e., in excess of the consideration that Parent would have been obligated to pay had the representation not been breached) to Parent of more than $100,000 in the aggregate) and (iii) each of the other representations and warranties of the Company contained in this Agreement shall be accurate in all respects (read, for purposes of this Section 5.2(a) only, without any “materiality” or “Material Adverse Effect” qualifications) as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent any such representation or warranty speaks as of the date of this Agreement or any other specific date, in which case such representation or warranty shall have been accurate in all respects as of such date), except that any inaccuracies in such representations and warranties will be disregarded for purposes of this Section 5.2(a)(iii) if such inaccuracies (considered collectively) have not had and would not reasonably be expected to have a Material Adverse Effect;

(b) Performance of Obligations of the Company. The Company shall have performed or complied with in all material respects all obligations (other than the obligations set forth in Section 4.1(aa) and the penultimate sentence of Section 4.5) required to be performed or complied with by it under this Agreement on or prior to the Closing Date;

(c) No Material Adverse Effect. Since the date of this Agreement, there shall have been no event, change, circumstance, development, occurrence, condition, effect or state of facts that, individually or in the aggregate, has had and continues to have, or would reasonably be expected to have, a Material Adverse Effect;

(d) Officers’ Certificate. Parent shall have received a certificate dated the Closing Date and signed by an executive officer of the Company certifying as to the matters set forth in paragraphs (a), (b) and (c) above;

(e) No Burdensome Condition. The Required Approvals shall have been obtained without any action, condition, limitation, restriction or requirement that, individually or in the aggregate with any other actions, conditions, limitations, restrictions or requirements with respect to the Required Approvals, would or would reasonably be expected to result in a Burdensome Condition;

(f) FIRPTA Certificates. Parent shall have received certificates duly executed by the Company in accordance with Sections 1.897-2(h) and 1.1445-2(c)(3) of the Treasury Regulations and Section 1.1445-2(b) of the Treasury Regulations;

(g) No Event of Default. No Event of Default (as such term is defined in the respective contracts set forth on Section 5.2(g) of the Company Disclosure Schedule, the “Listed Contracts”) shall have occurred and be continuing, it being understood that in the event the counterparty to any of the Listed Contracts asserts that one or more Events of Default has occurred and is continuing, this condition shall be satisfied if (i) Parent shall have received a certificate dated the Closing Date and signed by the chief executive officer of the Company certifying in good faith that the Company has determined that no such Event of Default has occurred and is continuing as of the Closing Date, and providing as an attachment to such certificate, the basis for the Company’s determination; (ii) the Company shall have provided a draft of such certificate to Parent at least five (5) Business Days prior to when the Company expects the Closing to occur; and (iii) the Company shall have provided such additional supporting documentation as Parent shall reasonably request evidencing the Company’s determination to the extent that such additional documentation can reasonably be provided by the Company within four (4) Business Days after the Company provided Parent with such draft certificate;

(h) Satisfaction of Certain Obligations. In the event the Closing occurs prior to October 22, 2012, Parent shall have received a certificate dated the Closing Date and signed by the chief executive officer of the Company certifying in good faith that based on the pro forma financial information attached to such certificate, the provisions of the section of the contract set forth in Section 5.2(h) of the Company Disclosure Schedule, as further described in Section 5.2(h) of the Company Disclosure Schedule (the “Specified Provision”), is expected to be complied with for the measurement period ending September 30, 2012. In the event the Closing occurs on or after October 22, 2012, Parent shall have received a certificate dated the Closing Date and signed by the chief executive officer of the Company certifying in good faith that (i) the Specified Provision was complied with for the measurement period ending September 30, 2012, and (ii) based on the pro forma financial information attached to such certificate, the Specified Provision is expected to be complied with for the measurement period ending December 31, 2012. In either case, the Company shall have provided a draft of such certificate to Parent at least five (5) Business Days prior to when the Company expects the Closing to occur and the Company shall have provided such additional supporting documentation as Parent shall reasonably request evidencing the Company’s determination of compliance to the extent that such additional documentation can reasonably be provided by the Company within four (4) Business Days after the Company provided Parent with such draft certificate; and

(i) Master Lease Intercreditor Agreements. Except as set forth on Section 4.1(h)(1) of the Company Disclosure Schedule or as consented to in writing by Parent, no amendment or modification to any Real Estate Lease set forth on Section 4.1(bb) of the Company Disclosure Schedule shall have been made that would reasonably be expected to (i) materially adversely affect the Company or the Company’s business or (ii) materially adversely affect the lenders’ rights under the Master Lease Intercreditor Agreements, or cause the amendment of the Master Lease Intercreditor Agreements.

Section 5.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver by the Company, if permissible under applicable Laws) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be accurate in all respects (read, for purposes of this Section 5.3(a) only, without any materiality qualifications) as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent any such representation or warranty speaks as of the date of this Agreement or any other specific date, in which case such representation or warranty shall have been accurate in all respects as of such date), except that any inaccuracies in such representations and warranties will be disregarded for purposes of this Section 5.3(a) if such inaccuracies (considered collectively) do not materially and adversely affect Parent’s or Merger Sub’s ability to consummate any of the transactions contemplated by this Agreement and do not materially and adversely affect Parent’s or Merger Sub’s ability to perform any of their respective obligations under this Agreement;

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed or complied with in all material respects all obligations required to be performed or complied with by them under this Agreement at or prior to the Closing Date; and

(c) Officers’ Certificate. The Company shall have received a certificate dated the Closing Date and signed by an executive officer of Parent certifying as to the matters set forth in paragraphs (a) and (b) above.

Section 5.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Sections 5.1, 5.2 or 5.3, as the case may be, to be satisfied if such failure was caused by such party’s breach of any material provision of this Agreement or failure to perform any of its material obligations under this Agreement.

ARTICLE VI

TERMINATION

Section 6.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (whether before or, except as specified otherwise in this Section 6.1, after obtaining the Company Stockholder Approval):

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent if the Merger shall not have been consummated on or before the End Date; provided, however, that the right to terminate this Agreement pursuant to this Section 6.1(b) shall not be available to a party if the failure of the Merger to have been consummated on or before the End Date was caused by the failure of such party to perform any of its material obligations under this Agreement or by such party’s breach of any material provisions of this Agreement (in each case, other than the failure of Parent and Merger Sub to consummate the Merger by reason of a Financing Failure (other than a Financing Failure resulting from a Willful Breach of Section 4.9 by Parent or Merger Sub));

(c) by either the Company or Parent if any injunction or other order having the effect set forth in Section 5.1(d) shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 6.1(c) shall not be available to a party if the imposition of such injunction or other order was caused by the failure of such party to perform any of its material obligations under this Agreement, including using its reasonable best efforts to have any such injunction lifted in accordance with Section 4.4, or by such party’s breach of any material provisions of this Agreement;

(d) by either the Company or Parent if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken;

(e) by Parent, at any time prior to obtaining the Company Stockholder Approval, if a Change of Recommendation occurs (whether or not in compliance with Section 4.2);

(f) by the Company, at any time prior to obtaining the Company Stockholder Approval, after complying with the procedures set forth in Section 4.2(e), in order to accept a Superior Proposal and enter into an Alternative Acquisition Agreement with respect to such Superior Proposal; provided, that the Company shall pay the Company Termination Fee (and expense reimbursement) in accordance with Section 6.3(a) prior to or simultaneously with such termination;

(g) by Parent if any provision of Section 4.2 shall have been breached in any material respect;

(h) by Parent if: (i) there is an inaccuracy in any of the representations or warranties of the Company in this Agreement such that the condition set forth in Section 5.2(a) would not reasonably be expected to be satisfied; (ii) Parent shall have delivered to the Company written notice of the inaccuracy in such representation or warranty of the Company; and (iii) if any such inaccuracy is capable of being cured prior to the End Date, at least thirty (30) days (or, if shorter, a time period expiring one day prior to the End Date) shall have elapsed since the date of delivery of such written notice to the Company and such inaccuracy shall not have been cured on or prior to such 30th day (or, if shorter, one day prior to the End Date);

(i) by the Company if: (i) there is an inaccuracy in any of the representations or warranties of Parent or Merger Sub in this Agreement such that the condition set forth in Section 5.3(a) would not reasonably be expected to be satisfied; (ii) the Company shall have delivered to Parent written notice of the inaccuracy in such representation or warranty of Parent or Merger Sub; and (iii) if any such inaccuracy is capable of being cured prior to the End Date, at least thirty (30) days (or, if shorter, a time period expiring one day prior to the End Date) shall have elapsed since the date of delivery of such written notice to Parent and such inaccuracy shall not have been cured on or prior to such 30th day (or, if shorter, one day prior to the End Date);

(j) by Parent if: (i) any material covenant of the Company contained in this Agreement shall have been breached such that the condition set forth in Section 5.2(b) would not reasonably be expected to be satisfied; (ii) Parent shall have delivered to the Company written notice of the breach of such covenant of the Company; and (iii) if any such breach is capable of being cured prior to the End Date, at least thirty (30) days (or, if shorter, a time period expiring one day prior to the End Date) shall have elapsed since the date of delivery of such written notice to the Company and such breach shall not have been cured on or prior to such 30th day (or, if shorter, one day prior to the End Date);

(k) by the Company if: (i) any material covenant of Parent or Merger Sub contained in this Agreement shall have been breached (other than the failure of Parent and Merger Sub to consummate the Merger by reason of a Financing Failure (other than a Financing Failure resulting from a Willful Breach of Section 4.9 by Parent or Merger Sub)) such that the condition set forth in Section 5.3(b) would not reasonably be expected to be satisfied; (ii) the Company shall have delivered to Parent written notice of the breach in such covenant of Parent; and (iii) if any such breach is capable of being cured prior to the End Date, at least thirty (30) days (or, if shorter, a time period expiring one day prior to the End Date) shall have elapsed since the date of delivery of such written notice to Parent and such breach shall not have been cured on or prior to such 30th day (or, if shorter, one day prior to the End Date); or

(l) by the Company, in the event (i) a Financing Failure has occurred and is continuing as of the date of termination and (ii) all of the conditions set forth in Sections 5.1 and 5.2 have been satisfied or waived by the party or parties entitled to waive such conditions (other than those conditions that by their nature are to be satisfied at the Closing), and (iii) Parent or Merger Sub shall have failed to consummate the Closing no later than one (1) Business Day following the date the Closing is required to occur pursuant to Section 1.3(a).

Section 6.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 6.1, this Agreement shall be of no further force or effect without any further liability on the Company, Parent or Merger Sub; provided, however, that: (i) Section 4.4(f), Section 4.9(e), this Section 6.2, Section 6.3 and Article VII shall survive the termination of this Agreement and shall remain in full force and effect; and (ii) except as set forth in Sections 6.3(e) and 6.3(f), the termination of this Agreement shall not relieve any party hereto from any liability or damages for fraud or any Willful Breach. A termination of this Agreement shall not cause a termination of the Confidentiality Agreement or any other agreement among the parties hereto.

Section 6.3 Termination Fees.

(a) In the event that:

(i)(A) this Agreement is terminated by Parent or the Company pursuant to Section 6.1(d), (B) any Alternative Acquisition Proposal has been publicly announced or otherwise made publicly known by any Person (other than by Parent,

Merger Sub or their respective Affiliates) and, in either case, not withdrawn after the date of this Agreement but prior to the Company Stockholders Meeting and (C) the Company (1) completes an Alternative Acquisition Proposal within nine (9) months of the date this Agreement is terminated or (2) enters into a definitive agreement with respect to any Alternative Acquisition Proposal within nine (9) months of the date this Agreement is terminated, and such Alternative Acquisition Proposal is consummated, whether before or after such nine (9) month period (provided, that for purposes of clause (C), the references to “20%” in the definition of Alternative Acquisition Proposal shall be deemed to be references to “50%”), then within two (2) Business Days of such completion or consummation, the Company shall pay to Parent the Company Termination Fee by wire transfer to an account specified in writing by Parent;

(ii) this Agreement is terminated by the Company pursuant to Section 6.1(f), then prior to or simultaneously with such termination the Company shall pay to Parent the Company Termination Fee by wire transfer to an account specified in writing by Parent; or

(iii) this Agreement is terminated by Parent pursuant to Section 6.1(e) or Section 6.1(g), then within two (2) Business Days of such termination, the Company shall pay to Parent the Company Termination Fee by wire transfer to an account specified in writing by Parent;

it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

As used herein, “Company Termination Fee” shall mean a cash amount in immediately available funds equal to $6,900,000.

(b) If this Agreement is terminated, other than pursuant to Section 6.1(a), Section 6.1(b), Section 6.1(c), Section 6.1(d) (in the context where no Alternative Acquisition Proposal shall have been publicly announced or otherwise made publicly known by any Person (other than by Parent, Merger Sub or their respective Affiliates) prior to the Company Stockholders Meeting or where no such Alternative Acquisition Proposal shall remain unwithdrawn at the time of the Company Stockholders Meeting), Section 6.1(h), Section 6.1(i), Section 6.1(j), Section 6.1(k) or Section 6.1(l), then the Company shall promptly, but in no event later than two (2) Business Days after termination of this Agreement and submission by Parent of the expense statement noted below, in addition to any amounts payable pursuant to Section 6.3(a), pay Parent an amount equal to Parent’s reasonable and documented out-of-pocket expenses, not to exceed $1,000,000 (the “Expense Cap”), incurred by or on behalf of Parent (including, subject to the Expense Cap, all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants to Parent) in connection with or related to the transactions contemplated hereby, including the authorization, preparation, negotiation, execution and performance of this Agreement and the Financing, in immediately available funds, as directed by Parent in writing. Parent shall submit to the Company a statement setting forth a description of such expenses and amounts therefor in such detail as the Company may reasonably request.

(c) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 6.1(l), then within two (2) Business Days of such termination, Parent shall pay to the Company the Financing Termination Fee by wire transfer to an account specified in writing by the Company;

(ii) (A) this Agreement is terminated by the Company or Parent pursuant to Section 6.1(b), (B) a Financing Failure has occurred and is continuing as of the End Date, (C) all of the conditions set forth in Sections 5.1 and 5.2 have been satisfied or waived by the party or parties entitled to waive such conditions (other than those conditions that by their nature are to be satisfied at the Closing), and (D) Parent or Merger Sub shall have failed to consummate the Closing on or before the End Date, then within two (2) Business Days of such termination, Parent shall pay to the Company the Financing Termination Fee by wire transfer to an account specified in writing by the Company;

it being understood that in no event shall Parent be required to pay the Financing Termination Fee on more than one occasion.

As used herein, “Financing Termination Fee” shall mean a cash amount in immediately available funds equal to $20,000,000.

(d) Each of the parties hereto acknowledges that the agreements contained in this Section 6.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, the other parties would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 6.3, and, in order to obtain the payment, Parent or the Company, as the case may be, commences an action which results in a judgment against the other party for the payment set forth in this Section 6.3, such paying party shall pay the other party its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on the payment set forth in this Section 6.3 at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

(e) Notwithstanding anything to the contrary in this Agreement, if the Company becomes obligated to pay the Company Termination Fee pursuant to this Section 6.3, Parent agrees that its right to receive the Company Termination Fee shall be the sole and exclusive remedy of Parent and Merger Sub against (i) the Company and its Subsidiaries and their respective current, former or future Affiliates and (ii) the current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, employees, representatives or agents of any of the Persons listed in the foregoing clause (i) for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement in this Agreement or the failure of the Merger to be consummated; and upon payment of such fee, none of the foregoing shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement or in respect of any other agreement, document or theory of law or equity.

(f) Notwithstanding anything to the contrary in this Agreement:

(i) if Parent becomes obligated to pay the Financing Termination Fee pursuant to this Section 6.3, the Company agrees that its right to receive the Financing Termination Fee shall be the sole and exclusive remedy of the Company against (A) Parent, Merger Sub, the Financing Sources and any of their respective current, former or future Affiliates and (B) the current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, employees, representatives or agents of any of the Persons listed in the foregoing clause (A) (the Persons listed in the foregoing clauses (A) and (B), collectively, the “Parent Related Parties”) for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement in this Agreement or the failure of the Merger to be consummated; and upon payment of such fee, no Parent Related Party shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement or in respect of any other agreement, document or theory of law or equity;

(ii) except in the case of fraud or Willful Breach (subject to Section 6.3(f)(i)), in connection with any loss suffered as a result of any breach of any representation, warranty, covenant or agreement in this Agreement, or the failure of the Merger or any other transactions contemplated by this Agreement to be consummated, the Company agrees that the maximum aggregate liability of the Parent Related Parties shall not exceed an amount equal to the Financing Termination Fee (inclusive of any payment of the Financing Termination Fee), and in no event shall the Company seek to recover any monetary damages in excess of such amount (including consequential, indirect or punitive damages); and

(iii) this Agreement may only be enforced by the Company against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, may only be made by the Company against, the entities that are expressly identified as parties hereto, and no Parent Related Party shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the Merger or the other transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of the Company against Parent or Merger Sub (including the Company’s rights under Section 7.6), in no event shall the Company or any of its Affiliates, and the Company agrees not to and to cause its Affiliates not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any other Parent Related Party.

(g) The parties hereto acknowledge and agree on behalf of themselves and their Affiliates that the Company Termination Fee and Financing Termination Fee are not penalties, but rather, if actually received by Parent or the Company, as applicable, are liquidated damages in a reasonable amount that will compensate Parent or the Company, as applicable, in the circumstances in which the Company Termination Fee or the Financing Termination Fee, as applicable, is payable for the efforts and resources expended and the opportunity forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision.

ARTICLE VII

MISCELLANEOUS PROVISIONS

Section 7.1 Amendment. This Agreement may be amended with the written approval of the Company, Parent and Merger Sub at any time prior to the Effective Time whether before or after obtaining the Company Stockholder Approval; provided, however, that after obtaining the Company Stockholder Approval, no amendment shall be made which by Law requires further approval of the stockholders of the Company or the members of Merger Sub without the further approval of such stockholders or members, as applicable. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto prior to the Effective Time.

Section 7.2 Waiver; Extension.

(a) Subject to Sections 7.2(b) and 7.2(c) and the proviso in Section 7.1, at any time prior to the Effective Time, each party hereto may (i) extend the time for the performance of any of the obligations or acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein by any other applicable party or in any document, certificate or writing delivered pursuant hereto by any other applicable party or (iii) waive compliance by any party with any of the agreements or conditions herein.

(b) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(c) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 7.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the consummation of the Merger.

Section 7.4 Entire Agreement; Counterparts. This Agreement and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. For the avoidance of doubt, the Company acknowledges and agrees that, upon execution of this Agreement, the obligations of Parent and its Affiliates set forth in the ninth and tenth paragraphs of the Confidentiality Agreement (regarding the standstill) are hereby suspended and of no further force or effect until the termination of this Agreement, at which point they will be reinstated in full. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. Delivery of an executed counterpart of this Agreement by facsimile or other electronic transmission shall be effective as delivery of an original counterpart hereof.

Section 7.5 Applicable Law; Jurisdiction; WAIVER OF JURY TRIAL. This Agreement is made under, and shall be construed and enforced in accordance with, the Laws of the State of Delaware applicable to agreements made and to be performed solely therein, without giving effect to principles of conflicts of law. In any action among or between any of the parties arising out of or relating to this Agreement, each of the parties (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively by the aforementioned courts in accordance with clause (a) of this Section 7.5, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party, and (e) agrees that service of process upon such party in any such action shall be effective if such process is given as a notice in accordance with Section 7.9. Notwithstanding the foregoing, each of the parties hereto agrees that it shall not, and it shall use its commercially reasonable efforts to not permit any of its Affiliates to, bring or support anyone else in bringing any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated hereby, including but not limited to any dispute arising out of or relating in any way to the Financing Letters, in any forum other than any New York State court or federal court sitting in the City of New York in the Borough of Manhattan (and appellate courts thereof). EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE FINANCING LETTERS.

Section 7.6 Remedies; Specific Performance.

(a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Except as otherwise set forth in this Section 7.6, including the limitations set forth in Section 7.6(c), it is agreed that, prior to the termination of this Agreement pursuant to Article VI, the non-breaching party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by any other party and to specifically enforce the terms and provisions of this Agreement.

(c) In the event of a Financing Failure (other than a Financing Failure resulting from a Willful Breach of Section 4.9 by Parent or Merger Sub), the Company shall not be entitled to seek or obtain an injunction to cause Parent and Merger Sub to consummate the Closing; provided, however, that prior to the termination of this Agreement, the Company shall nonetheless be entitled to an injunction or injunctions to prevent breaches of this Agreement by Parent and Merger Sub and to specifically enforce the terms and provisions of this Agreement, including by requiring Parent and Merger Sub to enforce the obligations of the Lead Lenders under the Financing Letters (or if definitive agreements have been entered into in connection with the Financing, pursuant to such definitive agreements).

(d) The parties’ right of specific enforcement is an integral part of the transactions contemplated by this Agreement and each party hereby waives any objections to the grant of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by any other parties to this Agreement (including any objection on the basis that there is an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity), and each party shall be entitled to an injunction or injunctions and to specifically enforce the terms and provisions of this Agreement to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 7.6. In the event any party seeks an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, such party shall not be required to provide any bond or other security in connection with such order or injunction all in accordance with the terms of this Section 7.6.

Section 7.7 Payment of Expenses. Subject to Sections 4.4(f), 4.9 and 6.3, whether or not the Merger is consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the transactions contemplated hereby; provided, however, that Parent and the Company shall share equally responsibility for the filing fees associated with any filings under the HSR Act.

Section 7.8 Assignability; Third Party Rights.

(a) Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void; provided, however, that Parent and Merger Sub may assign, in their sole discretion, any or all of their rights, interests and obligations under this Agreement to any of their lenders or other financing sources from time to time as collateral security.

(b) Subject to Section 7.8(c), this Agreement shall be binding upon, and shall be enforceable by and inure to the benefit of, the parties hereto and their respective successors and assigns.

(c) Except as set forth in the final sentence of this Section 7.8(c), nothing in this Agreement is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever. Notwithstanding anything to the contrary contained in this Agreement: (i) from and after the Effective Time, the Indemnified Parties shall be third party beneficiaries of the provisions set forth in Section 4.8; (ii) the Financing Sources and the Parent Related Parties shall be express third party beneficiaries of, and entitled to rely on, Sections 6.3(f) and 7.5; (iii) from and after the Effective Time, the holders of Company Common Stock, Company Options, Company RSUs and Company Restricted Shares shall be third party beneficiaries of the terms of this Agreement and shall be entitled to pursue claims for any failure to receive the Merger Consideration set forth in Sections 1.5 and 1.9; and (iv) the Company and its Affiliates and its and their respective Representatives shall be third party beneficiaries of, and entitled to rely on, Section 4.9(e).

(d) The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with Section 7.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of knowledge of any of the parties. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 7.9 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt; (b) if sent designated for overnight delivery by internationally recognized overnight air courier (such as Federal Express), two (2) Business Days after dispatch from any location in the United States; (c) if sent by email or facsimile transmission before 5:00 p.m. (Eastern time) on a Business Day, when transmitted; (d) if sent by email or facsimile transmission on a day other than a Business Day or after 5:00 p.m. (Eastern time) on a Business Day, on the following Business Day; provided, however, that any notice required to be given within twenty-four (24) hours shall be deemed to have been given timely if such notice shall have been given or made by email or facsimile transmission as long as such email or facsimile transmission is transmitted within such twenty-four (24) hour time period; and (e) if otherwise actually personally delivered, when delivered, provided, that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:

if to Parent or Merger Sub:

Genesis HealthCare LLC

101 East State Street

Kennett Square, Pennsylvania 19348

Facsimile:        (610) 925-4100

Attention:        Chief Executive Officer

Email:             g.hager@genesishcc.com

with copies (which shall not constitute notice) to:

Genesis HealthCare LLC

101 East State Street

Kennett Square, Pennsylvania 19348

Facsimile:        (484) 733-5449

Attention:        Law Department

Email:              lawdepartment@genesishcc.com

and

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square New York,

New York 10036

Facsimile: (212) 735-2000

Attention:        Thomas H. Kennedy

                         Jeremy D. London

Email:             Thomas.Kennedy@skadden.com

                         Jeremy.London@skadden.com

if to the Company:

Sun Healthcare Group, Inc.

18831 Von Karman, Suite 400

Irvine, California 92612

Facsimile:        (949) 255-7055

Attention:        Chief Executive Officer

Email:              bill.mathies@sunh.com

with a copy (which shall not constitute notice) to:

O’Melveny & Myers LLP

610 Newport Center Drive, 17th Floor

Newport Beach, California 92660

Facsimile:        (949) 823-6994

Attention:        Steven J. Tonsfeldt

                         Andor D. Terner

Email:              stonsfeldt@omm.com

                         aterner@omm.com

Section 7.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

Section 7.11 Definitions. When used in this Agreement, the following terms shall have the following definitions.

(a) “2011 Year-End Balance Sheet” means the consolidated audited balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2011, including the notes thereto, included in the 2011 10-K.

(b) “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable in any material respect to the Company than those contained in the Confidentiality Agreement, provided, that such confidentiality agreement need not contain standstill provisions as included in the Confidentiality Agreement, but will provide that no acquisitions of shares or interests in the Company may be made by the party to the confidentiality agreement other than pursuant to an Alternative Acquisition Proposal.

(c) “Acquired Entities” means the Company and each of the Company’s Subsidiaries.

(d) “Affiliate” means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

(e) “Alternative Acquisition Proposal” means a bona fide agreement, proposal or offer from any Person (other than Parent or one of its Subsidiaries) or “group,” within the meaning of Section 13(d) of the Exchange Act, for, in a single transaction or series of related transactions, any (i) acquisition of assets of the Company and its Subsidiaries equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues on a consolidated basis are attributable, (ii) acquisition of 20% or more of the outstanding Company Common Stock, (iii) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding Company Common Stock, or (iv) merger, consolidation, business combination, liquidation, dissolution or similar transaction involving the Company.

(f) “Business Day” means a day, other than a Saturday, a Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

(g) “Code” means the Internal Revenue Code of 1986, as amended.

(h) “Collective Bargaining Agreement” means any labor agreement, collective bargaining agreement, work rules or practices, or any other labor-related agreements or arrangements with any labor union, trade union or labor organization.

(i) “Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

(j) “Company Equity Plans” means the Company’s 2009 Performance Incentive Plan and 2004 Equity Incentive Plan.

(k) “Company Options” means options to purchase shares of Company Common Stock from the Company, granted by the Company pursuant to a Company Equity Plan.

(l) “Company Preferred Stock” means the preferred stock, par value $0.01 per share, of the Company.

(m) “Company Restricted Shares” means restricted shares of Company Common Stock granted by the Company pursuant to a Company Equity Plan, including any performance-based restricted shares, that remain unvested immediately prior to the Effective Time.

(n) “Company RSUs” means restricted stock units granted by the Company pursuant to a Company Equity Plan, including any performance-based restricted stock units.

(o) “Company SEC Documents” means all registration statements, annual and quarterly reports, current reports, definitive proxy statements, and other forms, reports, schedules, statements and other documents, as amended, required to be filed or furnished by the Company with the SEC since January 1, 2010.

(p) “Confidentiality Agreement” means that certain letter agreement, dated September 5, 2011, between Parent and the Company, as amended on May 3, 2012 and May 4, 2012, as it may be further amended from time to time.

(q) “Continuing Employee” means each employee of an Acquired Entity who continues employment with Parent, the Surviving Company or any of their respective Subsidiaries after the Closing Date.

(r) “Contract” means any written or oral agreement, deed, mortgage, lease, license, instrument, note, commitment, undertaking, arrangement or contract, including all amendments thereto.

(s) “Credit Agreement” means that certain Credit Agreement, dated as of October 18, 2010, among the Company, SHG Services, Inc., the lenders party thereto and Credit Suisse AG, as Administrative Agent and Collateral Agent.

(t) “End Date” means December 31, 2012.

(u) “Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company) or other association, organization or entity (including any Governmental Entity).

(v) “Environmental Laws” means all Laws and Orders relating to pollution or protection of the environment or human health and safety, including laws relating to releases or threatened releases of Hazardous Substances into the indoor or outdoor environment (including ambient air, surface water, groundwater, land, surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, release, transport or handling of Hazardous Substances and all Laws relating to endangered or threatened species of fish, wildlife and plants, and the management or use of natural resources.

(w) “Environmental Permits” means Governmental Authorizations required or issued pursuant to applicable Environmental Laws.

(x) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(y) “Facility” means each hospital, clinic, skilled nursing facility, assisted living facility, independent living facility or mental health facility (or state equivalent of such licensure categories) or other healthcare facility owned, leased or managed by the Company or any of its Subsidiaries.

(z) “Financing Failure” means a refusal or other failure, for any reason, for the Available Financing to be provided in full pursuant to, and in accordance with the terms and conditions of, the Financing Letters (or if definitive agreements related to the Available Financing have been entered into, pursuant to such agreements).

(aa) “Financing Sources” means the Lead Lenders and any other Persons that have committed to provide or otherwise entered into agreements in connection with the Financing, or alternative financings in connection with the transactions contemplated by this Agreement, and any joinder agreements or credit agreements entered into pursuant thereto or relating thereto together with their Affiliates, officers, directors, employees and Representatives involved in the Financing and their successors and assigns.

(bb) “GAAP” means United States generally accepted accounting principles.

(cc) “Government Programs” means the Medicare program, Medicaid program, TRICARE and such other similar federal, state or local reimbursement or governmental programs for which the Acquired Entities are eligible.

(dd) “Governmental Authorization” means any permit, license, registration, certificate, franchise, qualification, waiver, authorization or similar rights issued, granted or obtained by or from any Governmental Entity.

(ee) “Governmental Entity” means any government, court, regulatory or administrative agency, commission or authority or other governmental instrumentality, federal, state or local, domestic, foreign or multinational, including any contractor acting on behalf of such agency, commission, authority or governmental instrumentality.

(ff) “Hazardous Substances” means (i) any petrochemical or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls, and radon gas; (ii) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants” or “pollutants” or words of similar meaning and regulatory effect; or (iii) any other chemical, material or substance, exposure to which is prohibited, limited, or regulated by any applicable Environmental Law or which may result in liability arising from injury to persons, property or resources.

(gg) “Healthcare Laws” means all federal, state and local Laws, including regulations, rules, judgments, orders, manuals, program transmittals, and official Governmental Entity guidance, relating to Healthcare Licenses, Healthcare Permits, Government Programs and Private Programs, the business and operations of a Facility, reporting and disclosure requirements to Governmental Entities, the handling of medical waste, handling and dispensing of pharmaceutical and other products regulated by the U.S. Food and Drug Administration, fraud and abuse, anti-kickback, anti-referral, false claims, the submission of bills, claims, cost reports or similar requests for payment, medical records, patient privacy and security breach notification rules, including Titles XVIII and XIX of the Social Security Act, the federal Anti-kickback statute (42 U.S.C. § 1320a-7b(b)), the Stark Law (42 U.S.C. § 1395nn), the civil False Claims Act (31 U.S.C. §§ 3729, et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), HIPAA, HITECH Act, the Patient Protection and Affordable Care Act of 2010 (Public Law 111-148), the exclusion laws (42 U.S.C. § 1320a-7) and all amendments thereto, comparable state Laws and all regulations promulgated under such federal and state laws.

(hh) “Healthcare License” means a license issued by a Governmental Entity to operate a Facility or to provide healthcare or related services of any Acquired Entity or Facility.

(ii) “Healthcare Permits” means all permits, licenses, registrations, certificates or certificates of need, orders, qualifications, authorizations, consents, permits, accreditations, rights, authorizations, approvals and other rights required by any Governmental Entity or other Person that are applicable to healthcare service providers providing the items and services that the Acquired Entities provide, which shall include all Medicare, Medicaid and TRICARE provider agreements, certificates of need, certifications, governmental licenses, Healthcare Licenses, permits, regulatory agreements or other material agreements and improvements, including certificates of operation, completion and occupancy, and state skilled-nursing facility or assisted-living facility licenses or other licenses required by healthcare Governmental Entities for the legal use and occupancy of each Facility that are necessary to operate each Acquired Entity and Facility as currently being operated, including approved provider status in any approved provider payor program in which any Facility participates, and a valid certificate of need or similar certificate and license from the applicable state department of health or equivalent (or any subdivision) or the state licensing agency, as applicable, for the number and type(s) of beds at such Facility.

(jj) “HIPAA” means the Health Insurance Portability and Accountability Act of 1996, Public Law 104-191, and the regulations promulgated thereunder, and as amended by the HITECH Act.

(kk) “HITECH Act” means the Health Information Technology for Economic and Clinical Health Act provisions of the American Recovery and Reinvestment Act of 2009, Public Law 111-005, and the regulations promulgated thereunder.

(ll) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(mm) “Intervening Event” means a material event or circumstance that was not known to the board of directors of the Company prior to the execution of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable), which event or circumstance, or any consequence thereof, becomes known to the board of directors of the Company after the execution of this Agreement by the Company and prior to the receipt of the Company Stockholder Approval; provided, however, that in no event shall the receipt, existence or terms of an Alternative Acquisition Proposal or any matter relating thereto constitute an Intervening Event.

(nn) “IP Rights” means all patents, patent applications, trademarks or service marks (whether registered or unregistered), trademark or service mark applications, copyrights (whether registered or unregistered), copyright applications, trade secrets, domain names and other intellectual property rights of any nature arising anywhere in the world.

(oo) “Knowledge” (i) with respect to the Company means the actual knowledge (after due inquiry) of any of the persons listed in Exhibit A of the Company Disclosure Schedule and (ii) with respect to Parent or Merger Sub means the actual knowledge (after due inquiry) of any of the persons listed in Exhibit A of the Parent Disclosure Schedule.

(pp) “Laws” means any laws (statutory, common or otherwise), constitutions, treaties, conventions, ordinances, codes, rules, regulations, orders, injunctions, judgments, decisions, decrees, rulings, assessments, orders or other similar requirements enacted, adopted, promulgated or applied by a Governmental Entity.

(qq) “Lien” means any lien, security interest, deed of trust, mortgage, pledge, encumbrance, restriction on transfer, proxy, voting trust or agreement, hypothecation, assignment, claim, right of way, defect in title, encroachment, easement, restrictive covenant, charge, deposit arrangement, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever including any conditional sale or other title retention agreement, the interest of a lessor under a capital lease and any financing lease having substantially the same economic effect as any of the foregoing, and the filing of any financing statement under the Uniform Commercial Code or comparable Law of any jurisdiction naming the owner of the asset to which such lien relates as debtor, or any restriction on the creation of any of the foregoing.

(rr) “Marketing Period” means the first period of fifteen (15) consecutive Business Days throughout which Parent shall have the Required Information that the Company is required to provide to Parent pursuant to Section 4.9(b)(i) to the extent necessary to reasonably enable Parent to prepare the Information Memoranda (as defined in the Financing Letters); provided, that if on or after July 16, 2012, the Company shall in good faith reasonably believe it has delivered the Required Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date of such notice unless Parent in good faith reasonably believes the Company has not completed delivery of the Required Information and, within two (2) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Information the Company has not delivered); provided further, that if the financial statements included in the Required Information that is available to Parent on the first day of any such fifteen (15) consecutive Business Day period would not be sufficiently current on any day during such fifteen (15) consecutive Business Day period to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of the fifteen (15) consecutive Business Day period, then a new fifteen (15) consecutive Business Day period shall commence upon Parent receiving updated Required Information that would be sufficiently current to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such fifteen (15) consecutive Business Day period; provided further, that the Marketing Period shall be deemed not to have commenced if, (A) prior to the completion of such fifteen (15) consecutive Business Day period, the Company’s independent accounting firm shall have withdrawn its audit opinion with respect to any of the financial statements contained in the Required Information, (B) the Company shall have publicly announced any intention to restate any material financial information included in the Required Information or that any such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the Company SEC Documents have been amended or the Company has determined that no restatement shall be required under GAAP or (C) the Company shall have been late in filing any quarterly report on Form 10-Q or annual report on Form 10-K, in which case the Marketing Period shall be deemed not to commence at the earliest unless and until such delinquency is cured; provided further, that the Marketing Period shall not include the periods (1) from and including July 2, 2012 to and including July 9, 2012, (2) from and including August 19, 2012 to and including September 4, 2012, and (3) from and including December 20, 2012 to and including December 31, 2012.

(ss) “Master Lease Intercreditor Agreements” means those intercreditor agreements to be entered into at the Closing, between certain landlords under the Real Estate Leases and the lenders providing financing to Parent and its Affiliates at the Closing.

(tt) “Material Adverse Effect” means any event, change, circumstance, development, occurrence, condition, effect or state of facts, individually or in the aggregate, that is materially adverse to the business, assets, financial condition or results of operations of the Acquired Entities taken as a whole; provided, however, that the determination of a Material

Adverse Effect shall exclude the following events, changes, circumstances, developments, occurrences, conditions, effects and states of fact: (i) the announcement, pendency or anticipated consummation of the Merger or any of the other transactions contemplated by this Agreement; (ii) changes in general economic conditions or the credit, financial or capital markets, including changes in interest or exchange rates; (iii) changes in general conditions in any industry in which any of the Acquired Entities operates or participates; (iv) a change in the Company’s stock price or trading volume, in and of itself (provided, that the underlying factors contributing to such change shall not be excluded unless such underlying factors would otherwise be excepted from this definition); (v) any natural or man-made disaster, pandemic, act of terrorism, sabotage, military action or war, or any escalation or worsening thereof; (vi) any failure, in and of itself, by the Company to meet any analyst projections or any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics before, on or after the date of this Agreement (provided, that the underlying factors contributing to such failure shall not be excluded unless such underlying factors would otherwise be excepted from this definition); (vii) changes in general legal, regulatory or political conditions after the date of this Agreement; (viii) changes in GAAP or applicable Laws or the interpretation thereof after the date of this Agreement (except changes (that are not proposed in the Federal Register through notice of public rulemaking or equivalent state rulemaking notice prior to the date of this Agreement) to reimbursement rates or in methods or procedures for determining such rates by any Governmental Entity that have general application to providers of such health services as are provided by the Facilities, the Companies or their Subsidiaries, as applicable); (ix) the Kentucky Court of Appeals’ (or the Kentucky Supreme Court’s, if there is a further appeal) denial or dismissal in whole or in part of the Company’s appeal of, or affirmation of the trial court ruling with respect to, the Offutt Litigation (as such term is defined in Section 2.12(a) of the Company Disclosure Schedule); or (x) the taking of any action, or any failure to act, with the prior written consent of Parent or required to be taken by the express terms of this Agreement, except with respect to clauses (ii), (iii), (v), (vii) and (viii), to the extent, and only to the extent such event, change, circumstance, development, occurrence, condition effect or state of facts is disproportionately adverse to the Company and its Subsidiaries, taken as a whole, when compared to other Persons operating in the geographies and industries in which the Company and its Subsidiaries operate.

(uu) “Payor” means any Governmental Entity and nongovernmental payor, or any entity acting on behalf of such Governmental Entity or nongovernmental payor, private insurer, health maintenance organization, preferred provider organization, other prepaid plan, health care service plan or other third party payor, under any applicable Law.

(vv) “Person” means any individual or Entity.

(ww) “Pre-Closing Directors” means any Persons who are directors of the Company or any of its Subsidiaries at any time prior to the Effective Time.

(xx) “Private Programs” means any non-governmental payor programs, including any private insurance program, in each case, that is material to the conduct of the business of the Acquired Entities, taken as a whole.

(yy) “Real Estate Consent” means, with respect to each Real Estate Lease, each consent from any party to or with an interest in, such Real Estate Lease, including any landlord, sub-landlord or lender (as applicable), that is required under the terms of such Real Estate Lease in connection with the transactions contemplated by this Agreement.

(zz) “Representatives” means, with respect to any Person, such Person’s officers, directors, employees, consultants, agents, financial advisors, attorneys, accountants, other advisors, Affiliates and other representatives.

(aaa) “SEC” means the United States Securities and Exchange Commission.

(bbb) “Securities Act” means the Securities Act of 1933, as amended.

(ccc) “Subsidiary” when used with respect to any Person, shall mean any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.

(ddd) “Superior Proposal” means a written Alternative Acquisition Proposal that the board of directors of the Company has determined, after consultation with its outside legal counsel and financial advisor, in its good faith judgment, taking into account the conditionality, expected timing and likelihood of consummation of the proposal, any changes or modifications to this Agreement or the transactions contemplated hereby offered by Parent and all other factors the board of directors of the Company determines in good faith to be relevant, (i) is reasonably likely to be consummated and (ii) if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement (including any adjustment to the terms proposed by Parent in response to such proposal); provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Alternative Acquisition Proposal shall be deemed to be references to “50%.”

(eee) “Tax Returns” means any report, return, document, declaration or other information or filing supplied or required to be supplied to any taxing authority, jurisdiction (foreign or domestic) or other person with respect to Taxes, including any schedule or attachment thereto and any amendment thereof, any information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

(fff) “Taxes” means (i) all taxes, charges, fees, levies and other assessments, including income, gross receipts, excise, real or personal property, sales, withholding (including dividend withholding and withholding required pursuant to Sections 1441, 1442, 1445 and 1446, 3111 and 3402 of the Code or any similar provision of Law), social security, occupation, use, service, license, payroll, franchise, escheat, unclaimed property, transfer and recording taxes, fees and charges, including estimated taxes, imposed by the United States or any taxing authority (domestic or foreign), whether computed on a separate, consolidated, unitary, combined or any other basis, and any interest, fines, penalties or additional amounts attributable to, or imposed upon, or with respect to any such taxes, charges, fees, levies or other assessments and (ii) any liability for amounts described in clause (i) of another person under Treasury Regulation Section 1.1502-6 (or any similar provision of Law), as a result of transferee liability, by Law, by Contract or otherwise.

(ggg) “TNW Guaranty” means that certain Amended and Restated Master Lease Guaranty and Suretyship Agreement, dated June 6, 2012 by Genesis HealthCare LLC, as guarantor, in favor of ET Sub-Sanatoga Limited Partnership, ET Sub-Heritage Woods, ET Sub-Highgate L.P., ET Sub-Lopatcong, L.L.C., ET Sub-Lehigh Limited Partnership, ET Sub-Berkshire Limited Partnership, ET Sub-Pennsburg Manor Limited Partnership, L.L.P., Ventas Realty, Limited Partnership, Et Sub-Wayne I Limited Partnership, L.L.P., ET Sub-Belvedere Limited Partnership, L.L.P. and Nationwide Health Property, LLC, collectively the landlords, as amended, renewed, supplemented, extended or replaced from time to time, executed in connection with the Genesis/Ventas Lease.

(hhh) “TNW Lease” means that certain Amended and Restated Master Lease Agreement No. 3, dated June 6, 2012, by and among 227 Evergreen Road Operations, LLC, 462 Main Street Operations, LLC, 600 Paoli Pointe Drive Operations, LLC, 390 Red School Lane Operations, LLC, 1680 Spring Creek Road Operations, LLC, 5485 Perkiomen Avenue Operations, LLC, 530 Macoby Street Operations, LLC, 450 East Philadelphia Avenue Operations, LLC, 30 West Avenue Operations, LLC, 2507 Chestnut Street Operations, LLC, 1104 Welsh Road Operations LLC, Route 92 Operations, LLC, 200 South Ritchie Avenue Operations LLC, Three Mile Curve Operations LLC, 1000 Lincoln Drive Operations LLC as Tenant, collectively the tenants, and ET Sub-Sanatoga Limited Partnership, ET Sub-Heritage Woods, L.L.C., ET Sub-Highgate, L.P., ET Sub-Lopatcong, L.L.C., ET Sub-Lehigh Limited Partnership, ET Sub-Berkshire Limited Partnership, ET Sub-Pennsburg Manor Limited Partnership, L.L.P., Ventas Realty, Limited Partnership, ET Sub-Wayne I Limited Partnership, L.L.P., ET Sub-Belvedere Limited Partnership, L.L.P., and Nationwide Health Properties, LLC, as amended, renewed, supplemented, extended or replaced from time to time.

(iii) “Treasury Regulations” means the regulations issued by the Internal Revenue Service under the Code, as such regulations may be amended from time to time.

(jjj) “TRICARE” means, collectively, a program of medical benefits covering former and active members of the uniformed services and certain of their dependents, financed and administered by the United States Departments of Defense, Health and Human Services and Transportation, which program was formerly known as the “Civilian Health and Medical Program of the Uniformed Services (CHAMPUS)”.

(kkk) “WARN Act” means the U.S. Worker Adjustment and Retraining Notification Act and any similar state or local Law relating to plant closings or layoffs.

(lll) “Willful Breach” means a material breach of or failure to perform a material covenant, obligation or agreement that is a consequence of an act or a failure to act by a party with the Knowledge (for purposes of this definition only, “Knowledge” shall not be deemed to include any obligation of due inquiry) that the taking of such act or failure to act would, or would reasonably be expected to, cause a breach of this Agreement; provided, however, that, notwithstanding the foregoing, any breach of the covenant set forth in Section 4.16 shall be deemed to be a Willful Breach.

Section 7.12 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation,” and the word “or” shall not be exclusive.

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement.

(e) The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(f) The fact that any item of information is disclosed in the Company Disclosure Schedule or the Parent Disclosure Schedule shall not be construed to represent a determination that: (i) such item is material or establishes a standard of materiality; or (ii) such item did not arise in the ordinary course of business or consistent with past practice. Such information and the dollar thresholds set forth in this Agreement shall not be used as a basis for interpreting the terms “material,” “Material Adverse Effect” or other similar terms in this Agreement.

[Remainder of Page Intentionally Left Blank]

The Company, Parent and Merger Sub have caused this Agreement to be executed as of the date first written above.

GENESIS HEALTHCARE LLC

By:	/s/ Michael S. Sherman
Name: Michael S. Sherman
Title: SVP

JAM ACQUISITION LLC

By:	/s/ Michael S. Sherman
Name: Michael S. Sherman
Title: SVP

SUN HEALTHCARE GROUP, INC.

By:	/s/ William A. Mathies
Name: William A. Mathies
Title: CEO

AGREEMENT AND PLAN OF MERGER

List of Omitted Schedules and Exhibits

Pursuant to Item 601(b)(2) of Regulation S-K, the following exhibits and disclosure schedules to the Merger Agreement have been omitted from this Exhibit 2.1:

•	Company Disclosure Schedule

•	Parent Disclosure Schedule

•	Exhibit A—Amended and Restated Certificate of Incorporation

•	Exhibit B—Bylaws

Any omitted exhibit, schedule or similar attachment will be furnished supplementally to the SEC upon request.